

Green Brick Partners

2025 Annual Report



   

  

  

AVAILABLE INFORMATION

We will furnish without charge, upon request of any stockholder, a copy of the Annual Report on Form 10-K for the year ended December 31, 2025, including all amendments thereto ("2025 Form 10-K"), as filed with the SEC, including the financial statements and schedules thereto, but not the exhibits. In addition, such report is available, free of charge, on the Internet at www.greenbrickpartners.com. Stockholders who wish to obtain a paper copy of our 2025 Form 10-K may do so without charge by writing to Green Brick Partners, Inc., 5501 Headquarters Drive, Suite 300 W, Plano, TX 75024, Attention: Investor Relations. A copy of any exhibit to the 2025 Form 10-K will be forwarded following receipt of a written request with respect thereto addressed to Investor Relations.

SHAREHOLDER Letter

Dear Shareholders,

2025 marked another record year for Green Brick Partners, reflecting the strength of our differentiated business model, disciplined execution, and focus on long-term value creation in a period defined by elevated interest rates, affordability pressure, and uneven consumer confidence. Despite these headwinds, we continued to deliver industry-leading gross margins and returns while further strengthening our balance sheet and capital position.

For the full year, we delivered a company-record 3,943 homes, generating $2.03 billion in home closings revenue. With homebuilding gross margins of 31.4%, we earned $7.07 per diluted share and generated a return on equity of 18.5%, underscoring the resilience of our land strategy and operating discipline. Our consistent performance has generated an exceptional total shareholder return of 770% over the ten-year period ending with fiscal 2025, the highest among our peers.

Several core strengths continue to differentiate Green Brick that have led to compounding our value for shareholders over the last several years.

First, our land-centric, self-development strategy remains foundational to our performance. While many peers rely heavily on land-light models and third parties, we selectively acquire high-quality land and self-develop the vast majority of our homesites. This approach allows us to control costs, timing, and product quality while delivering superior risk-adjusted returns. At year-end, we owned or had under contract approximately 48,800 lots, with more than 75% owned, and over 80% of our self-developed lots located in infill and infill-adjacent submarkets where supply is constrained and long-term demand fundamentals remain attractive.

Second, our diversified portfolio of builder brands enables us to serve a broad customer base. Through our seven builder brands, we operate across a wide range of price points and product types, from entry-level and move-up homes to luxury and urban offerings.

Trophy Signature Homes, which primarily targets first-time and first move-up buyers, continues to be our growth engine, benefiting from its value-oriented homes and efficient operating model. We are also excited to expand our geographic footprint through our Trophy Signature Homes brand in both Austin and Houston, two of the country's largest homebuilding markets. 2025 marked the second full year of homebuilding operations in Austin, and we were able to grow our deliveries 7% over 2024. We also started our first homes in Houston in the latter part of 2025 with first sales in March of 2026. We believe these large markets, along with expanding our presence in Dallas-Fort Worth, will provide a stable runway for sustained growth over the next several years while further diversifying our revenue stream.

We serve the Dallas-Fort Worth market with four other award-winning brands.

• CB JENI, one of the largest townhome builders in DFW, delivers exceptional townhomes in premium locations.

• Normandy Homes serves first-time and second-time move-up buyers in infill and infill-adjacent locations.

• Southgate targets the luxury buyer in upscale locations.

• Centre Living Homes serves the first-time and move-up buyer with offerings ranging from single-family homes on oversized lots to infill luxury townhomes.

In the Southeast, The Providence Group offers premium single-family, townhome and condominium neighborhoods in suburban Atlanta, while GHO Homes serves Florida's Treasure Coast with unique villas, patio and single-family homes, and estate homes.

Third, we pair disciplined growth with a strong balance sheet. At year-end, cash and liquidity totaled approximately $520 million, with no outstanding borrowings on our revolving credit facilities. Our homebuilding debt-to-total capitalization ratio was 12.8%, and net homebuilding debt-to-total capitalization was 6.3%; among the lowest of our public homebuilding peers. Our investment grade balance sheet funds prudent land development with our technology focused, process-driven integration of home construction as we make the homebuying experience seamless with our mortgage and title companies.

During fiscal 2025, we repurchased approximately 1.4 million shares of common stock for $83 million, and we adopted a new $150 million share repurchase authorization, reflecting our confidence in the long-term value of the business and our commitment to disciplined, shareholder-focused capital deployment.

Green Brick Mortgage, our wholly owned captive mortgage company, funded its first loan in January 2025. Over the course of 2025, Green Brick Mortgage rolled out to most of our Texas communities with further expansion into Atlanta planned by the latter half of 2026. In 2026, we believe the combined earnings from our financial service companies will be greater than the total interest cost on all of our debt, further bolstering our operating margins and de-risking our business.

Finally, our results would not be possible without the talents and dedication of our people. Their hard work, commitment, and decades of local market expertise continue to be our defining advantage. We are grateful for the trust of our homebuyers, trade partners, lenders and shareholders, and we remain focused on building exceptional homes and delivering sustainable long-term value.

On behalf of our Board of Directors and the entire Green Brick team, thank you for your continued support. We look forward to continuing to strengthen the foundation we have built and creating enduring value for you in the years ahead.



DAVID EINHORN
CHAIRMAN & CO-FOUNDER



JAMES R. BRICKMAN
CEO & CO-FOUNDER

Our BUSINESS

Green Brick Partners is a diversified homebuilding and land development company. We acquire and develop land and build homes through our seven brands of builders in three major markets. Our core markets are in the high growth U.S. metropolitan areas of Dallas-Fort Worth ("DFW"), Austin, and Houston, Texas, and Atlanta, Georgia, as well as the Treasure Coast, Florida area. We handle every stage of homebuilding, from acquiring and developing land, securing entitlements, designing homes, constructing properties, to providing title, mortgage, and insurance agency services. We also manage marketing and sales, and the creation of master planned communities.

We believe we offer higher quality homes with more distinctive designs and floor plans than those built by our competitors at comparable prices. Many of our communities are located in premium locations and have high-end common areas and amenities. We seek to enhance our homebuyers' experience by utilizing high-quality materials, and building well-crafted homes. We seek to not only maximize value over the long term but to mitigate risks in the event of a downturn by minimizing leverage, controlling costs, and quickly reacting to regional and local market trends

We are a leading lot developer in our markets and believe that our strict operating discipline provides us with a competitive advantage in seeking to maximize returns while minimizing risk. As of December 31, 2025, we owned or had under contract approximately 48,900 home sites in high-growth submarkets throughout the DFW, Austin, Houston, and Atlanta metropolitan areas and the Treasure Coast, Florida market. We previously referred to "lots controlled", which included only lots past feasibility studies for which we did not hold title, but had the contractual right to acquire. However, as of December 31, 2025, we revised our definition of lots controlled to "lots under contract" to provide investors consistent disclosure with those of other home builders. Lots under contract include all land or lot parcels that we have a contractual right to acquire pursuant to a fully executed option contact or purchase and sale agreement. These contracts are subject to the fulfillment of certain conditions that may be out of our control such as zoning approval or environmental reports. We provide finished lots to our subsidiary builders or option lots from third-party developers for our builders' homebuilding operations and provide them with construction funding and strategic planning.

We are a Delaware corporation, incorporated in 2006. We commenced operations as a publicly held homebuilding company in 2014. Today our common stock is listed on The New York Stock Exchange under the ticker "GRBK". Our principal executive offices are located at 5501 Headquarters Drive, Ste 300W, Plano, TX 75024.



Centre Living Homes | Painted Tree | McKinney, TX

Our BUSINESS STRATEGY

We have been committed to building high quality neighborhoods in some of the best markets in the country, interwoven with modern technologies, innovative design and architecture. Our strategic advantages in sourcing and self-developing land in infill and infill-adjacent submarkets, as well as expert local teams, have been instrumental to our growth and expansion over the last decade. We believe our unique approach enables us to provide superior value to our customers and the communities in which they live, as well as long-term returns for our investors and stakeholders. We believe we are well-positioned for growth through the disciplined execution of the following elements of our strategy:

Consistent Land Acquisition Program with Disciplined Underwriting. We believe our ability to identify, acquire and develop land in desirable locations and on favorable terms is critical to our success. We evaluate land opportunities based on how we expect such opportunities will contribute to overall profitability and returns. Through our rigorous national underwriting program, we seek to identify attractive properties that are typically located in prime neighborhood locations or in preferred growth corridors. We target entitled parcels to develop that can begin delivering finished lots to our builder subsidiaries within 12 to 24 months from acquisition. We will also purchase finished lots from 3rd-party developers, but to a much lesser extent. Our neighborhoods vary in size, depending on lot count and density. As such, project durations, from the beginning of development to the last delivery, can range from a couple of years to eight or more years depending on the amount of lots, the number of development phases, the variety of product lines and the sales pace of each product line. Our investment and capital allocation strategies vary by market, but we typically target minimum underwriting thresholds for returns and margins.

Focus on Markets with a Favorable Growth Outlook and Strong Demand Fundamentals. We have chosen to focus our operations on sunbelt states because we believe these markets offer attractive residential real estate investment characteristics, such as growing economies, improving levels of employment, population growth relative to national averages, favorable migration patterns, general housing affordability, and desirable lifestyle and weather characteristics. We currently generate income from home sales in Texas, Georgia, and Florida. As of October 2025, Texas, Florida and Georgia were ranked first, second and fifth, respectively, in terms of single-family building permits issued according to the National Association of Home Builders.

Strategically Increase Market Positions in our Existing Markets. We believe there are significant opportunities to profitably expand in our core markets. As of December 31, 2025, we believe our extensive land and lot inventory will allow us to maximize our profitability and return on capital. In DFW, Austin, Houston, and Atlanta, we seek to acquire land with convenient access to metropolitan areas which have diverse economic and employment bases and demographics that we believe will support long-term growth. In the Treasure Coast market, we seek land in highly desirable, but limited, coastal regions that attract relocating homebuyers. We continuously review the allocation of our investments in these markets, taking into account demographic trends and the likely impact on our operating results and will reallocate our investments when necessary.

Deliver Superior Designs, Broad Product Ranges and Enhanced Homebuying Experience. We partner with our builders to design attractive neighborhoods and homes that appeal to a wide variety of potential homebuyers. Our homebuilding projects include single family homes, townhomes, master-planned communities, condos, luxury homes, and patio homes. Additionally, we offer a spec home business model with a focus on quick move-in homes through our Trophy brand. We believe we can adapt quickly to changing market conditions and optimize performance and returns while strategically reducing portfolio risk because of our diversified product strategy. One of our core operating philosophies is to create a culture that provides a positive, memorable experience for our homebuyers. In consultation with nationally and locally recognized architecture firms and interior and exterior consultants, we research and design a diversified range of products at various levels and price points.

Disciplined Investment Strategy Combined with the Prudent Use of Leverage. We seek to maximize value over the long-term and operate our business to mitigate risks in the event of a downturn by controlling costs and focusing on regional and local market trends. We believe our strict operating discipline combined with our prudent use of financial leverage to continue to invest in our land acquisition, development and homebuilding businesses provides us with a competitive advantage in seeking to maximize returns while minimizing risk. Based on current interest rate levels, our target debt-to-capital capitalization ratio is approximately 20%. We believe this will allow us to maintain sufficient capital to fund our continued growth. As of December 31, 2025, our debt to total capitalization ratio was 14.7%.

Targeted Expansion into Adjacent Markets. We currently intend to pursue targeted expansion of our first-time homebuyer or entry-level builder, Trophy Signature Homes ("Trophy"), into new markets. We believe Trophy's more affordable product and quicker inventory turns make its platform uniquely scalable to expand outside of the DFW metroplex. We plan to expand Trophy into markets compatible with our existing markets that demonstrate strong trends in demographics, employment, and in-migration by leveraging existing relationships with land developers and homebuilders. In 2023 we expanded into the Austin market and in 2025 into the Houston, Texas market. In addition, we have historically, and may in the future, grow through the acquisition of homebuilders in our current markets or other markets that meet our demographic and economic growth criteria.



Trophy Signature Homes | Windmore | Princeton, TX

Growing Through TROPHY SIGNATURE HOMES

Trophy Signature Homes has grown rapidly since being established in 2018. Trophy made up approximately 50% of Green Brick's home deliveries in 2025, a significant milestone in Trophy's development. In 2025, Trophy was the 6th largest homebuilder by starts in the nation's largest new home market, Dallas-Fort Worth. Trophy successfully expanded into the Austin market in 2023 and its first Houston community opened in 2026. We believe Trophy will continue to serve as our primary growth engine going forward based on its lot inventory, product desirability, operational efficiencies, and scalability.

Trophy operates with a highly efficient, scale-oriented model centered on spec home production. A simplified home-buying experience, supported by a robust set of standard features reduces complexity for buyers while enhancing consistency in execution. This approach drives greater predictability in material selection, availability, and cost, allowing Trophy to manage construction through streamlined start packages and a disciplined purchasing process. These efficiencies supported strong operating performance, with average cycle times of approximately three months in DFW at year-end 2025.

In the current environment of uncertainty and elevated interest rates, affordability remains a primary concern for homebuyers. Trophy addresses this challenge by offering competitively priced products starting in the mid $200s up to the mid $700s, appealing to both entry-level and move-up buyers. We believe this target demographic represents a substantial and expanding pool of potential customers. As of year-end 2025, approximately 39,000 lots were allocated to Trophy, with 80% located in Dallas, 16% in Austin, and 4% in Houston. We are optimistic about Trophy's future prospects and remain committed to prioritizing its growth in both DFW and our newer markets of Austin and Houston.



NUMBER OF CLOSINGS



SHARE OF CLOSING UNITS

Land is the **ESSENCE OF OUR BUSINESS**

Green Brick Partners has benefitted from a competitive advantage in land acquisition and development that has consistently produced industry leading returns. We believe our disciplined approach to land will continue to position us for growth and long term success.

SOLID LAND & LOT POSITION

At Green Brick, land is the starting point for our success. Dallas-Fort Worth and Atlanta, our two largest markets, continue to be supported by favorable demographic trends and strong job markets. As the maps below illustrate, our communities are primarily located in infill and infill adjacent locations. Supply is more constrained and competition more limited in those submarkets and development requires extensive local knowledge to address more complicated entitlement, regulatory, and development processes.

As of December 31, 2025, we had 48,828 lots owned and under contract, and 45,028 lots owned and under contract when excluding land held for future development. Our land inventory strategy provides us with a multi-year supply of lots for each of our brands for future homebuilding. Our neighborhoods vary in size, depending on lot count and density. As such, project durations, from the beginning of development to the last delivery, can range from a couple of years to eight or more years depending on the amount of lots, the number of development phases, the number of product lines, and the sales pace of each product line. Our investment and capital allocation strategies vary by market, but we typically target minimum underwriting thresholds for returns and margins.



11,538
32,716
11,805
37,023
Lots Owned
Lots Under Contract
2024
2025

TOTAL LOTS OWNED AND UNDER CONTRACT



$1,260
$1,478
(In $000)
2024
2025

LAND INVENTORY

N. Collin
Wise
Denton-Little Elm
Hunt
Lewisville-Flower Mound
N. Dallas
Rockwall
Grapevine-Keller-Southlake
Irving
Garland-Mesquite
Parker
Downtown-Central Dallas
Downtown Fort Worth
S. Dallas
Grand Prairie
W. Fort Worth
DeSoto-Lancaster
S. Fort Worth
Kaufman
Ellis
Cleburne

DFW METRO AREA

Pickens
Dawsonville
Bartow
Cherokee
Forsyth
N. Gwinnett
N. Felton
E. Cobb
NE. Gwinnett
Dallas-Hiram
W. Cobb
Norcross-Duluth
Buckhead
SE. Gwinnett
Downtown-Midtown
Barrow-Walton
Douglas
S. Atlanta
S. Fulton
Far W. Atlanta
Clayton
Conyers-Covington
Morgan
Henry
Peachtree
Jasper
Spalding
Butts
Far S. Atlanta

ATLANTA METRO AREA



Green Brick locations

Most desirable | Desirable area | Median desirability | More affordable | Most affordable

LAND DEVELOPMENT EXPERTISE

We believe that by owning and/or self-developing the majority of our land portfolio, we are able to ensure a steady supply of lots for our homebuilding operations. We also believe this gives us a competitive advantage by controlling the entitlement and land development process, which provides us the ability to create high-quality neighborhoods in primarily in-fill and in-fill adjacent locations with attractive amenities.

Our land acquisition process starts with experienced local knowledge and local relationships with our land sellers coupled with disciplined underwriting by our land committee to ensure our strategic and financial goals are being met. Our diligence process includes, but is not limited to, environmental studies, soil reports, competitive market analyses, and a detailed financial proforma to ensure the investment meets our internal return thresholds. Once a project is approved by land committee, we typically provide the seller with a non-refundable deposit and close once all contractual conditions have been satisfied.

A substantial portion of the land that we acquire is entitled land, which we then self-develop. For the land that we self-develop, we negotiate, contract for, and oversee the work performed by subcontractors internally, but in some limited cases, we may hire a third-party general contractor for these services. From time to time, we also acquire finished lots, typically through bulk purchase or take-down agreements, which allow us to supplement our self-developed portfolio in areas where demand may be greater than our current lot capacity, providing incremental growth to our business with relatively quick delivery times and high returns. The following table presents the lots we owned or had under contract, including lot option contracts, as of December 31, 2025.

Green Brick has developed an outstanding land development team with deep expertise. As of the end of 2025, almost 95% of the company's total lots owned and under contract are expected to be self-developed. In our markets, there are a limited number of developers with the scale, experience, and capital required to execute large, master-planned residential communities, creating meaningful opportunity for Green Brick and its subsidiary builders. Because finished lot costs represent the largest single input cost in a new home, our ability to self-develop lots at a wholesale cost basis has been a key driver of our industry-leading profitability, as opposed to purchasing finished lots at retail prices. Our homebuilding gross margins from 2021 to 2025 averaged over 30%. Our self-development model provides greater control over lot delivery schedules and costs, offering a level of flexibility that is not achievable through land banking or third-party lot purchases.



HOMEBUILDING GROSS MARGINS
30.7% 5-YEAR AVERAGE



LAND DEVELOPMENT SPEND
(IN $ MILLIONS)

BRANDS and Services

Green Brick Partners takes pride in our diverse home offerings in high growth markets that serve a wide range of customer segments and needs with a broad range of price points. This is possible through our seven builder brands. Each of our builders is unique, possesses a strong and experienced management team, and possesses a strategic and market niche advantage. However, all of them share the same commitment to building high-quality homes with superior craftsmanship and innovative designs. Our builders operate in three states and five key markets, which include Dallas-Fort Worth (TX), Austin (TX), Houston (TX), Atlanta (GA), and Treasure Coast (FL). Additionally, Green Brick Partners retains 100% ownership in Green Brick Mortgage, Green Brick Title, and Green Brick Insurance Services. Our collective brands create a market mix that captures the prime growing demographic segments that sets us apart from many of our peers.

 **Dallas-Fort Worth, Austin & Houston | Single Family Homes | Low $200s up to low $700s | 100% Ownership**

Trophy Signature Homes was founded in 2018 to serve the need for high-quality, value-engineered homes in the Dallas-Fort Worth area. Trophy expanded into Austin in 2023 and opened its first community in Houston in 2026.

Trophy offers a wide range of homes for both first-time and move-up buyers with a unique blend of value, functionality, and design. What sets Trophy apart is its ability to simplify and streamline the home buying experience. Trophy's homes feature airy, open modern spaces, that resonate with a broad range of consumers. Some of the features that come standard with Trophy are expensive upgrades with other builders. Trophy is also a leading builder in constructing energy-efficient homes that bring ongoing savings to homebuyers for years to come.

 **Atlanta | Single Family Homes, Townhomes & Condominiums | Mid $300s to over $1.2 million | 50% Ownership [1]**

The Providence Group became a subsidiary of Green Brick's predecessor entity in 2011. Built on a hometown legacy, The Providence Group has been one of the most respected homebuilding names in Atlanta for decades and is considered to be Atlanta's leading lifestyle builder in prime suburban locations.

The Providence Group separates itself from other builders through its ability to entitle, develop, and build complex infill neighborhoods. The Providence Group communities are in some of the most desirable locations in the greater Atlanta metropolitan area. We take pride in designing innovative homes, breathtaking streetscapes, and luxurious yet functional floor plans that customers love to call home. In 2025, The Providence Group was honored again with multiple premier awards that celebrate its commitment to innovation and excellence in homebuilding and development.

(1) GRBK receives lot sale profits and an equity rate of return before non-controlling interests participate in profits.



The Providence Group | IveyBrooke | Alpharetta, GA

8



**Dallas-Fort Worth | Townhomes |
Mid $200s to high $500s | 100% Ownership**

Since 2012, CB JENI Homes has built award-winning townhomes in premium locations for lifestyle-conscious homebuyers. As a leading townhome builder, CB JENI sets the standard with innovative designs, energy-efficient features, and vibrant communities. Offering modern style and low-maintenance convenience, our townhomes are often priced competitively in prime infill locations.



**Dallas-Fort Worth | Luxury Homes |
High $700s to over $1.3 million | 100% Ownership**

Founded in 2013, Southgate Homes is a premier luxury homebuilder, recognized for award-winning designs and innovative craftsmanship. By strategically focusing on select, high-demand communities, Southgate maximizes quality and operational efficiency, endeavoring to have each home reflect exceptional standards in architecture, interior design, and construction. This disciplined approach, paired with customizable floor plans and elevated finishes, positions Southgate as a leader in the luxury home market.



**Dallas-Fort Worth | Single Family Homes | Mid
$400s to high $800s | 100% Ownership**

Normandy Homes is a trusted leader in homebuilding, recognized for delivering high-quality homes with timeless yet distinctive designs. By addressing the unique needs of both first-time and move-up buyers, Normandy creates thoughtfully designed homes that prioritize quality, comfort, and functionality. Established in 2012, the company is dedicated to energy-efficient building practices, providing homes that offer enduring value and sustainable performance.



**Dallas-Fort Worth | Single Family Homes & Townhomes | Mid
$300s to mid $800s | 90% Ownership**

Founded in 2012, Centre Living Homes is a residential homebuilder focused on thoughtfully designed homes that combine enduring craftsmanship with modern livability. Originally centered on urban communities in Dallas, the company has evolved to focus primarily on single-family homes across the DFW metroplex, delivering quality construction and lasting value to the communities it serves.

GHO HOMES

**Treasure Coast, FL - Indian River & St. Lucie County
| Villas, Patio & Single Family Homes, Semi-Custom Estate
Homes | High $400s to over $3 million | 80% Ownership**

GHO Homes has been building homes since 1983 and became a Green Brick partner builder in 2018. They focus their building efforts in highly desirable neighborhoods along Florida's Treasure Coast. Boasting more than 60 floorplans with hundreds of "Tailor Made" options and a nearly 5,600 square foot Design Studio, GHO Homes has created a unique opportunity for home buyers to create a custom feel to their homes which resonates well amongst their sophisticated clientele. The Design Studio provides access for their customers to the latest design trends, features and quality finishes they have come to expect from GHO Homes.



GHO Homes | The Reserve at Grand Harbor | Vero Beach, FL

FINANCIAL Services

  

Green Brick Mortgage was formed in 2024 and is a full-service mortgage banking company, wholly owned by Green Brick Partners, Inc. Green Brick Mortgage is committed to delivering exceptional financial solutions and personalized support to provide a seamless homebuying experience for our customers.

Green Brick Title was formed in 2015. It provides outstanding service and expertise to the residential and commercial real estate industry in three locations across the country. In addition to partnering with our own brands, Green Brick Title works closely with realtors, banks, land brokers, builders, developers, and mortgage companies.

Green Brick Insurance was formed in 2024. With competitive rates and great customer service, Green Brick Insurance Services is committed to utilizing its industry knowledge and exceptional service to ensure that homeowners have peace of mind.

Backlog

Our backlog reflects the number and value of homes for which we have entered into sales contracts with customers but we have not yet delivered the home. With the exception of a normal cancellation rate, we expect all of the backlog as of December 31, 2025 to be delivered during 2026. The following table sets forth the information about selling communities and backlog of our builders.

Builder	Year Ended December 31, 2025 Average Selling Communities	December 31, 2025 Selling Communities	Backlog, Units	Backlog ($000)	December 31, 2024 Selling Communities	Backlog, Units	Backlog ($000)
Trophy	34	35	140	$51,002	37	163	$66,236
CB JENI [1]	22	22	117	68,003	24	200	132,891
Southgate	5	5	69	69,313	5	74	84,736
Centre Living	7	7	56	32,601	6	53	32,828
TPG	18	17	72	57,234	19	99	85,367
GRBK GHO	6	15	66	76,175	15	79	93,825
Total	102	101	520	$ 354,328	106	668	$ 495,883

(1)   Includes Normandy Homes.

In response to our customers' expressed desires for an expedited and transparent sales process, we offer a selection of homes that include curated features and upgrades. Our Trophy Signature Homes and CB JENI lines have been at the forefront of creating a straightforward sales experience that offers simplified solutions with upscale finishes. We believe this streamlined process and focus on operational efficiency has enabled us to adapt to changes in our homebuyers' lifestyles.

MARKETING and Sales

Our sales strategy centers on our delivery of exceptional customer experiences through our network of strategically located model homes. These model homes act as flagship sales centers, providing prospective buyers with an immersive environment to envision their future lifestyles. Our on-site community sales managers, primarily commission-based professionals, serve as trusted advisors throughout the home-buying journey. Through advanced digital tools and comprehensive training programs, our sales force provides homebuyers with information on floor plans, pricing, construction milestones, and available upgrades. By combining deep local market expertise with enhanced technological capabilities, we believe our team is uniquely positioned to guide buyers transparently and efficiently through the homebuying process.

Our marketing strategies integrate both traditional and digital channels. While we continue to utilize a diversified mix of traditional and digital channels, our focus has shifted heavily toward high-efficiency, data-centric strategies. These include third-party real estate listing platforms, paid search and display advertising, social media posts, and email and text campaigns, among others, to drive traffic to our builders' websites. This approach has attracted more qualified and informed buyers, that has enabled us to improve our selling, general, and administrative expenses as a percentage of home sales revenue. While our focus is on digital marketing, we also use traditional media on a limited basis, including newspapers, radio, and regional publications, where appropriate. Each marketing strategy and message is tailored to a specific community and a targeted customer base.

Design and Lifestyle Alignment

To ensure our product portfolio remains responsive to evolving consumer preferences, we collaborate with leading marketing and design consultants. This collaboration allows us to curate exterior and interior designs that resonate with specific buyer demographics. By leveraging data-driven insights into lifestyle trends, we ensure that every community we develop is not just a collection of homes, but a reflection of the aspirations of our targeted buyers. In addition to our dedicated in-house sales infrastructure, we continue to value and cultivate strong relationships with the independent brokerage community, recognizing local realtors as vital partners in our continued growth and market expansion.

Commitment to Quality and Assurance

We offer homeowners a comprehensive warranty on each home. Homes are generally covered by a six to eight-year warranty for structural concerns, one year for workmanship issues, and two years for electrical, plumbing, heating, ventilation, and air conditioning systems.

Raw Materials

Typically, all the raw materials and most of the components used in our business are readily available in the United States. Most are standard items carried by major suppliers. However, a rapid increase in the number of homes started could cause shortages in the availability of such materials or in the price of services, thereby leading to delays in the delivery of homes. We closely monitor the supply markets to achieve the best prices available. See "Risk Factors - Labor and raw material shortages and price fluctuations could delay or increase the cost of land development and home construction, which could materially and adversely affect our business" for more information.

Seasonality

The homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. We typically experience the highest new home order activity in spring and early summer, although this activity is also highly dependent on the number of active selling communities, timing of new community openings, interest rate volatility, and other market factors. Since it typically takes three to nine months to construct a new home, we have historically delivered more homes in the second half of the year as spring and summer home orders are delivered. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occur during the third and fourth quarters. We expect this seasonal pattern to continue over the long-term, although it may be affected by volatility in the homebuilding industry as well as by our transition to a more spec home business model with a focus on quick move-in homes.

Competition

Competition in the homebuilding industry is intense with relatively low barriers to entry. Homebuilders compete for, among other things, homebuyers, desirable land parcels, financing, raw materials, and skilled labor. Increased competition could hurt our business, as it could prevent us from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder our market share expansion, and lead to pricing pressures on our homes that may adversely impact our revenues and margins. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products. Furthermore, a number of our primary competitors are significantly larger, have a longer operating history, and may have greater resources or a lower cost of capital; accordingly, they may be able to compete more effectively in one or more of the markets in which we operate. Many of these competitors also have longstanding relationships with subcontractors, suppliers, and developers in the markets in which we operate. We also compete for sales with existing home resales and with available rental housing.

Culture Set Up for **SUCCESS**

While each of our builders is locally branded and managed, all of them are united by Green Brick Partners' common set of values we call HOME, which stands for Honesty, Objectivity, Maturity, and Efficiency. These values are the foundation of our success in any economic cycle and how we maintain a strong reputation. Green Brick has a culture based on commitment, hard work, and collaboration to consistently deliver outstanding results.

Our **VALUES**



H

Honesty and integrity are the foundation of any lasting business, and we strive each day to treat our customers, employees, and shareholders as we would like to be treated.



O

Objectivity drives our business practices, and our decisions are always made on best practices and market-driven information available.



M

Maturity–the emotional intelligence of our staff is integral to our success. In order to accomplish our common goals, we must be solution driven and view every challenge as an opportunity. Emotionally intelligent employees see the bigger picture and strive each day to work collaboratively toward a shared story of success.



E

Efficiency is the result of competent, hard-working people who perform with a competitive spirit to produce rapid and consistent results. We continually evaluate our processes and systems to ensure that we remain the most efficient in our industry.

CB JENI Homes | Hazelwood | Frisco, TX

FORWARD-LOOKING Statements

This Annual Report (this "Annual Report") contains "forward-looking statements" within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included or incorporated by reference in this Report, including the statements regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans, and objectives, are forward-looking statements. When used in this Annual Report, the words "will," "believe," "anticipate," "plan," "intend," "estimate," "expect," "project," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although we believe that our plans, intentions, and expectations reflected in or suggested by the forward-looking statements we make in this Report are reasonable, we cannot assure you that these plans, intentions, or expectations will be achieved. Forward-looking statements included or incorporated by reference in this Report include statements concerning (1) our balance sheet strategy and belief that we have ample liquidity; (2) the success of our financial services and its impact on our growth; (3) our goals and strategies and their anticipated benefits, including expansion into new markets or new related businesses and the attractiveness of the new markets; (3) our intentions and the expected benefits and advantages of our product and land positioning strategies; (4) our expectations regarding the reduction in our targeted debt to total capitalization ratio and its impact on our capital; (5) our expectations regarding future finished lots, the quality of those lots and the timing of backlog fulfillment; (6) expansion through Trophy Homes; (7) expectations regarding our industry and our business in 2026 and beyond; (8) the contribution of certain market factors to our growth; (9) the impact of elevated mortgage rates and high interest rate volatility on our operations; (10) our land and lot acquisition strategy; (11) the sufficiency of our capital resources to support our business strategy and to service our debt; (12) our expectations regarding backlog; (13) the impact of new accounting standards and changes in accounting estimates; (14) trends and expectations regarding sales prices, sales orders, sales pace, cancellations, construction costs, gross margins, land costs and profitability and future home inventories; (15) our expectations regarding increased regulations on homebuilders and land developers; (16) our future cash needs; (17) our strategy to utilize leverage to invest in our business; (18) seasonal factors and the impact of seasonality in future quarters; (19) our expectations regarding access to additional growth capital; (20) our expectations regarding future land revenue recognition; (21) our ability to adapt to changing market conditions; and (22) the disposition of legal claims and related contingencies.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. These risks include, but are not limited to: (1) general economic conditions in our markets, seasonality, cyclicality and competition in the homebuilding industry; (2) changes in macroeconomic conditions, including interest rates, that could adversely impact demand for new homes or the ability of our buyers to qualify; (3) shortages, delays or increased costs or performance issues of raw materials, or increases in other operating costs, including costs related to labor, real estate taxes and insurance, which in each case exceed our ability to increase prices; (4) significant periods of inflation or deflation; (5) a shortage of labor, (6) an inability to acquire land in our markets at anticipated prices or difficulty in obtaining land-use entitlements; (7) our inability to successfully execute our strategies, including the successful development of our communities within expected timeframes and the growth and expansion of our Trophy brand; (8) a failure to recruit, retain or develop highly skilled and competent employees; (9) the geographic concentration of our operations; (10) government regulation risks; (11) adverse changes in the availability or volatility of mortgage financing; (12) severe weather events or natural disasters; (13) difficulty in obtaining sufficient capital to fund our growth; (14) our ability to meet our debt service obligations; (15) a decline in the value of our inventories and resulting write-downs of the carrying value of our real estate assets; (16) our ability to adequately self-insure; and (17) changes in accounting standards that adversely affect our reported earnings or financial condition

Please see "Risk Factors" located in Part I, Item 1A in the 2025 Form 10-K for a further discussion of these and other risks and uncertainties which could affect our future results. We undertake no obligation to revise any forward-looking statements to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events, except to the extent we are legally required to disclose certain matters in SEC filings or otherwise.

MANAGEMENT Discussion and Analysis

OVERVIEW AND OUTLOOK

Our key financial and operating metrics are home deliveries, home closings revenue, average sales price of homes delivered, net new home orders, which refers to the number of sales contracts executed reduced by the number of sales contracts canceled during the relevant period, and homebuilding gross margin. Our results for each key financial and operating metric, for the years ended December 31, 2025 and December 31, 2024 as compared to the year earlier results are provided below:

	Year Ended December 31, 2025
New homes delivered	Increased by 4.2%
Home closings revenue	Unchanged
Average sales price of homes delivered	Decreased by 4.0%
Net new home orders	Increased by 3.1%
Homebuilding gross margin percentage	Decreased by 300 bps

The results achieved in our key metrics compared to last year are largely driven by our strategic focus on infill and infill-adjacent locations in high growth markets, our land approach to self-develop raw land into finished lots that are held on our balance sheet, and our reduced cycle times. Our home deliveries and net new home orders increased 4.2% and 3.1%, respectively. Home closings revenue remained flat mainly due to a 4.0% decrease in the average sales price of homes delivered, which also resulted in a lower homebuilding gross margin percentage. We remain focused on disciplined land acquisition and operational efficiency to drive long-term value, even as we navigate a more competitive pricing environment.

We believe we operate in some of the most desirable housing markets in the nation and that increasing demand and supply levels in our target markets create favorable conditions for our future growth. As of October 2025, Texas, Florida and Georgia were ranked first, second and fifth, respectively, in terms of single-family building permits issued according to the National Association of Home Builders.

RESULTS OF OPERATIONS

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Residential Units Revenue and New Homes Delivered

The table below represents residential units revenue and new homes delivered for the years ended December 31, 2025 and December 31, 2024 (dollars in thousands):

	Years Ended December 31,			
	2025	2024		
	As restated	As restated	Change	%
Home closings revenue	$ 2,032,781	$ 2,032,288	$ 493	–
Mechanic's lien contracts revenue	219	380	(161)	(42.4)
Residential units revenue	$ 2,033,000	$ 2,032,668	$ 332	–
New homes delivered	3,943	3,783	160	4.2
Average sales price of homes delivered	$ 515.5	$ 537.2	$ (21.7)	(4.0)%

Residential units revenue remained flat mainly due to a 4.2% increase in the number of homes delivered partially offset by a 4.0% decrease in average sales price of new homes delivered. The increase in new homes delivered was primarily driven by our Trophy Signature Homes and CB JENI Homes brands. The decrease in the average sales price of homes delivered was attributable to product mix, higher incentives, discounts, and closing costs to sustain order pace.

New Home Orders and Backlog

The table below represents new home orders and backlog related to our builder operations segments, excluding mechanic's liens contracts (dollars in thousands):

| | Years Ended December 31, | | | |
	2025 As restated	2024 As restated	Change	%
Net new home orders	3,795	3,681	114	3.1%
Revenue from net new home orders	$ 1,891,002	$ 1,972,745	$ (81,743)	(4.1)%
Average selling price of net new home orders	$ 498.3	$ 535.9	$ (37.6)	(7.0)%
Cancellation rate	7.5 %	7.3 %	0.2 %	2.7%
Absorption rate per average active selling community per quarter	9.3	9.1	0.2	2.2%
Average active selling communities	102	101	1	1.0%
Active selling communities at end of period	101	106	(5)	(4.7)%
Backlog revenue	$ 347,283	$ 489,282	$ (141,999)	(29.0)%
Backlog units	520	668	(148)	(22.2)%
Average sales price of backlog	$ 667.9	$ 732.5	$ (64.6)	(8.8)%

Net new home orders increased by 3.1% over the prior year while our average active selling communities remained relatively flat. Revenue from net new home orders declined $81.7 million or 4.1% consistent with the decline in the average selling price of net new home orders. The increase in net new home orders is attributable to a lower cancellation rate and higher incentives offered to drive sales orders.

Backlog refers to homes under sales contracts that have not yet closed at the end of the relevant period, and absorption rate refers to the rate at which net new home orders are contracted per average active selling community during the relevant period. Sales contracts may be canceled prior to closing for a number of reasons, including the inability of the homebuyer to obtain suitable mortgage financing. Accordingly, backlog may not be indicative of our future revenue.

Backlog revenue decreased by 29.0% mainly due to a decrease of 148 backlog units and a 8.8% decrease in the average sales price of backlog units compared to the prior year period. The change in backlog is due to increase in homes delivered of 160 units partially offset by an increase in new home orders of 114 units.

Our cancellation rate, which refers to sales contracts canceled divided by sales contracts executed during the respective period, was 7.5% for the year ended December 31, 2025, compared to 7.3% for the year ended December 31, 2024. Our cancellation rate remained in a historically low range under 10.0% since December 31, 2022.

Residential Units Gross Margin

The table below represents the components of residential units gross margin (dollars in thousands):

		Years Ended December 31,			
		2025		**2024**	
		As restated		**As restated**	
Home closings revenue	$	2,032,781	100.0 %	$ 2,032,288	100.0 %
Cost of homebuilding units		1,394,572	68.6 %	1,333,145	65.6 %
Homebuilding gross margin	$	638,209	31.4 %	$ 699,143	34.4 %
Mechanic's lien contracts revenue	$	219	100.0 %	$ 380	100.0 %
Cost of mechanic's lien contracts		134	61.2 %	275	72.4 %
Mechanic's lien contracts gross margin	$	85	38.8 %	$ 105	27.6 %
Residential units revenue	$	2,033,000	100.0 %	$ 2,032,668	100.0 %
Cost of residential units		1,394,706	68.6 %	1,333,420	65.6 %
Residential units gross margin	$	638,294	31.4 %	$ 699,248	34.4 %

Residential units revenue increased by $0.3 million or –% during the year ended December 31, 2025 due to the increase in home deliveries of 4.2% partially offset by a 4.0% reduction in average sales price as discussed above. Cost of residential units as a percent of residential units revenue for the year ended December 31, 2025 increased to 68.6% compared to 65.6% in the previous year due to a combination of higher discounts and closing costs.

Residential units gross margin for the year ended December 31, 2025 decreased to 31.4%, compared to 34.4% for the year ended December 31, 2024. The decrease in residential units gross margin is primarily driven by higher incentives, discounts, and closing costs.

Land and Lots Revenue

The table below represents lots closed and land and lots revenue (dollars in thousands):

		Years Ended December 31,				
		2025	**2024**	**Change**	**%**	
Lots revenue	$	6,994	$ 14,723	$ (7,729)	(52.5)%	
Land revenue		–	14,084	(14,084)	(100.0)%	
Land and lots revenue	$	6,994	$ 28,807	$ (21,813)	(75.7)%	
Lots closed		68	185	(117)	(63.2)%	
Average sales price of lots closed	$	102.9	$ 79.6	$ 23.3	29.3 %	

From time to time, we will opportunistically sell finished lots to other homebuilders. Lots revenue decreased by 52.5% during the year ended December 31, 2025, driven by a 63.2% decrease in the number of lots closed partially offset by a 29.3% decrease in the average lot price. Land revenue represents sales of tracts of land during the year ended December 31, 2024.

Selling, General and Administrative Expenses

The table below represents the components of selling, general and administrative expense (dollars in thousands):

	Years Ended December 31,		As Percentage of Segment Revenue	
	2025	2024	2025 As restated	2024 As restated
Builder operations	$ 220,977	$ 218,201		
Corporate, other and unallocated expense	9,225	8,083		
Net builder operations	230,202	226,284	11.3 %	11.1 %
Land development	1,161	282	16.6 %	1.0 %
Total selling, general and administrative expenses	$ 231,363	$ 226,566	11.3 %	11.0 %

Total selling, general and administrative expense as a percentage of revenue increased to 11.3% for the year ended December 31, 2025, which is substantially in line with 11.0% for the year ended December 31, 2024.

Builder Operations

Selling, general and administrative expenses as a percentage of revenue for builder operations was 11.3% compared to 11.1% in the prior year period. Builder operations expenditures include salaries, sales commissions, and community costs such as advertising and marketing expenses, rent, professional fees, and non-capitalized property taxes.

Corporate, Other and Unallocated

Selling, general and administrative expense for the corporate, other and unallocated non-operating segment for the year ended December 31, 2025 was $9.2 million, compared to $8.1 million for the year ended December 31, 2024. Corporate, other and unallocated expenses generally include capitalized overhead adjustments that are not allocated to builder operations segments.

Equity in Income of Unconsolidated Entities

Equity in income of unconsolidated entities decreased to $1.0 million, or 80.3%, for the year ended December 31, 2025, compared to $5.1 million for the year ended December 31, 2024, primarily due to the winding down of our BHome Mortgage joint venture and ramping up of our wholly-owned subsidiary Green Brick Mortgage during the year ended December 31, 2025. See Note 5 to our consolidated financial statements included in this Annual Report for a summary of Green Brick's share in net earnings by unconsolidated entity.

Other Income, Net

Other income, net, decreased to $27.7 million for the year ended December 31, 2025, compared to $29.8 million for the year ended December 31, 2024. The change was primarily due to gain in the sale of our investment in Challenger during the year ended December 31, 2024 partially offset by income generated from our wholly-owned mortgage subsidiary during the year ended December 31, 2025.

Income Tax Expense

Income tax expense was $94.7 million for each of the years ended December 31, 2025 and 2024. See Note 13 to our consolidated financial statements included in this Annual Report for a discussion on the Company's income tax expense for the year ended December 31, 2025.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

For discussion and analysis of our results of operations for the year ended December 31, 2024 as well as for comparison to our results of operations for the year ended December 31, 2023, refer to Item 7 of Part II of our Annual Report on Form 10-K for the year ended December 31, 2024.

Lots Owned and Under Contract

The following table presents the lots we owned or had under contract, including lot option contracts, as of December 31, 2025 and December 31, 2024. Owned lots are those for which we hold title, and have yet to start vertical construction, while lots under contract are those for which we do not hold title, but have the contractual right to acquire.

	December 31, 2025			December 31, 2024		
	Central[1]	Southeast[2]	Total	Central[1]	Southeast[2]	Total
Lots owned						
Finished lots	4,518	663	5,181	3,932	790	4,722
Lots in communities under	26,339	1,703	28,042	22,524	1,670	24,194
Land held for future development[3]	3,800	–	3,800	3,800	–	3,800
Total lots owned	34,657	2,366	37,023	30,256	2,460	32,716
Lots under contract						
Lots and land under option contracts	300	310	610	1,897	349	2,246
Adjustment to lots and land under option contracts under updated definition of controlled lots	7,997	645	8,642	6,423	–	6,423
Lots under option through unconsolidated development joint	2,488	65	2,553	2,614	255	2,869
Total lots under contract[6]	10,785	1,020	11,805	10,934	604	11,538
Total lots owned and under contract [7]	45,442	3,386	48,828	41,190	3,064	44,254
Percentage of lots owned	76.3 %	69.9 %	75.8 %	73.5 %	80.3 %	73.9 %

(1) The Texas market.
(2) The Atlanta and Florida markets.
(3) Land held for future development consist of raw land parcels where development activities have been postponed due to market conditions or other factors.
(4) We previously referred to "lots controlled", which included only lots past feasibility studies for which we did not hold title, but had the contractual right to acquire. However, as of December 31, 2025, we revised our definition of lots controlled to "lots under contract" to provide investors consistent disclosure with those of other home builders. Lots under contract include all land or lot parcels that we have a contractual right to acquire pursuant to a fully executed option contact or purchase and sale agreement. These rights are supported by sufficient consideration provided by the Company to allow meaningful control over future acquisition, including the ability to directly influence entitlements or development, even though legal title has not yet transferred.
(5) These lots would be included under "Lots and land under option contracts".
(6) As of December 31, 2025, 16.6% of the total lots under contract had refundable deposits.
(7) Total lots excludes lots with homes under construction.

LIQUIDITY AND CAPITAL RESOURCES OVERVIEW

As of December 31, 2025 and December 31, 2024, we had $154.6 million and $141.5 million of unrestricted cash, respectively. Our historical cash management strategy includes redeploying net cash from the sale of home inventory to acquire and develop land and lots that represent opportunities to generate desired margins and returns, and using cash to make additional investments in business acquisitions, joint ventures, or other strategic activities such as stock repurchases.

Our principal uses of capital for the year ended December 31, 2025 were home construction, land purchases, land development, repayments of lines of credit, operating expenses, payment of routine liabilities and stock repurchases. Historically, we have used funds generated by operations and available borrowings to meet our short-term working capital requirements. We remain focused on generating positive margins in our homebuilding operations and acquiring desirable land positions in order to maintain a strong balance sheet and remain poised for continued growth.

Cash flows for each of our communities depend on the community's stage in the development cycle. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, roads, utilities, general landscaping and other amenities, and home construction. These costs are a component of our inventory and are not recognized in our statement of income until a home closes. In the later stages of community life cycle, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cash outflows associated with home construction and land development previously occurred.

Our homebuilding debt to total capitalization ratio, which is calculated as the sum of borrowings on lines of credit, the senior unsecured notes, and notes payable, net of debt issuance costs ("total debt"), divided by the total capitalization, which equals the sum of Green Brick Partners, Inc. stockholders' equity and total debt, was approximately 12.8% as of December 31, 2025.

Additionally, as of December 31, 2025, our net debt to total capitalization ratio, which is a non-GAAP financial measure, remained low at 8.2%. It is our intent to prudently employ leverage to continue to invest in our land acquisition, development and homebuilding activities. We target a debt to total capitalization ratio of approximately 20%, which we expect will provide us with significant additional growth capital.

RECONCILIATION OF A NON-GAAP FINANCIAL MEASURE

In this Annual Report, we utilize a financial measure of net debt to total capitalization ratio that is a non-GAAP financial measure as defined by the Securities and Exchange Commission ("SEC"). Net debt to total capitalization is calculated as total debt less cash and cash equivalents, divided by the sum of total Green Brick Partners, Inc. stockholders' equity and total debt less cash and cash equivalents. We present this measure because we believe it is useful to management and investors in evaluating the Company's financing structure. We also believe this measure facilitates the comparison of our financing structure with other companies in our industry. Because this measure is not calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), it may not be comparable to other similarly titled measures of other companies and should not be considered in isolation, as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

The closest GAAP financial measure to the net debt to total capitalization ratio is the debt to total capitalization ratio. The following table represents a reconciliation of the net homebuilding debt to total capitalization ratio as of December 31, 2025 (dollars in thousands):

	Total capitalization			Homebuilding capitalization[1]		
	Gross	Cash and cash	Net	Gross	Cash and cash	Net
Total debt, net of debt issuance costs	$ 320,276	$ (154,590)	$ 165,686	$ 273,878	$ (147,830)	$ 126,048
Total Green Brick Partners, Inc. stockholders' equity	1,858,962	—	1,858,962	1,858,962	—	1,858,962
Total capitalization	$ 2,179,238	$ (154,590)	$ 2,024,648	$ 2,132,840	$ (147,830)	$ 1,985,010
Debt to total capitalization	14.7 %			12.8%		
Net debt to total capitalization ratio			8.2 %			6.3 %

(1) Homebuilding capitalization ratio excludes cash and debt related to our wholly owned mortgage company.

Key Sources of Liquidity

Our key sources of liquidity were funds generated by operations and provided by borrowings during the year ended December 31, 2025.

Cash Flows

The following summarizes our primary sources and uses of cash for the year ended December 31, 2025 as compared to the year ended December 31, 2024:

- *Operating activities.* Net cash provided by operating activities for the year ended December 31, 2025 was $213.2 million, compared to $25.9 million during the year ended December 31, 2024. The net cash inflows for the year ended December 31, 2025 were primarily generated from business operations of $343.5 million, partially offset by an increase in inventory of $160.3 million.

- *Investing activities.* Net cash used in investing activities for the year ended December 31, 2025 increased to $43.6 million compared to cash provided by investing activities of $27.8 million for the year ended December 31, 2024. The cash outflows were primarily used for investments in unconsolidated entities of $38.8 million and the purchase of property and equipment, net of disposals of $4.8 million during the year ended December 31, 2025.

- *Financing activities.* Net cash used in financing activities for the year ended December 31, 2025 was $138.4 million, compared to a $93.5 million during the year ended December 31, 2024. The cash outflows for the year ended December 31, 2025 were primarily for share repurchases of $83.8 million, net repayments on our lines of credit of $21.0 million and distributions to noncontrolling interests of $27.1 million.

For discussion and analysis our cash flows for the year ended December 31, 2024 as well as for comparison to our cash flows for the year ended December 31, 2023, refer to Item 7 of Part II of our Annual Report on Form 10-K for the year ended December 31, 2024.

Debt Instruments

Borrowings on lines of credit outstanding, net of debt issuance costs, as of December 31, 2025 and December 31, 2024 consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Secured Revolving Credit Facility	$ –	$ –
Unsecured Revolving Credit Facility	–	25,000
Warehouse facilities	46,398	–
Debt issuance costs, net of amortization	(2,465)	(2,355)
Total borrowings on lines of credit, net	$ 43,933	$ 22,645

Secured Revolving Credit Facility – As of December 31, 2025 and 2024, we had no outstanding amounts under our Secured Revolving Credit Facility. On May 1, 2025, the Company entered into the Tenth Amendment to the Secured Revolving Credit Facility to extend its maturity date to May 1, 2028. Outstanding borrowings under the amended Secured Revolving Credit Facility bear interest payable monthly at a floating rate per annum equal to SOFR plus 2.25%, but in no event less than 3.15% per annum or more than the lesser of 18% and the highest maximum rate allowed by applicable law. The entire unpaid principal balance and any accrued but unpaid interest is due and payable on the maturity date.

Unsecured Revolving Credit Facility – As of December 31, 2025, we had no amounts outstanding under our Unsecured Revolving Credit facility compared to $25 million as of December 31, 2024. On December 10, 2025, the Company entered into the Thirteenth Amendment to this credit agreement. The Credit Agreement was amended (i) to reduce the SOFR spread and base rate spread, (ii) to allow the Company to request a revolving credit advance using Daily SOFR (as defined in the Credit Agreement) and (iii) for other administrative changes. The total commitments remain at $330 million. The maturity of all commitments under the facility have been extended to December 14, 2028.

Senior Unsecured Notes - As of December 31, 2025, we had four series of senior unsecured notes outstanding which were each issued pursuant to a note purchase agreement. The aggregate amount of senior unsecured notes outstanding was $262.0 million as of December 31, 2025, compared to $299.1 million as of December 31, 2024, respectively, net of issuance costs.

- In August 2019, we issued $75.0 million of senior unsecured notes (the "2026 Notes"). Interest accrues at an annual rate of 4.0% and is payable quarterly. The final principal payment of $50.0 million is due on August 8, 2026.
- In August 2020, we issued $37.5 million of senior unsecured notes (the "2027 Notes"). Interest accrues at an annual rate of 3.35% and is payable quarterly. Principal on the 2027 Notes is due on August 26, 2027.
- In February 2021, we issued $125.0 million of senior unsecured notes (the "2028 Notes"). Interest accrues at an annual rate of 3.25% and is payable quarterly. The remaining principal on the 2028 Notes is due in increments of $25.0 million annually on February 25 in each of 2026, 2027, and 2028.
- In December 2021, we issued $100.0 million of senior unsecured notes (the "2029 Notes"). Interest accrues at an annual rate of 3.25% and is payable quarterly. A required principal prepayment of $30.0 million is due on December 28, 2028. The remaining unpaid principal balance is due on December 28, 2029.

The senior unsecured notes allow optional prepayment is allowed with payment of a "make-whole" premium that fluctuates depending on market interest rates. Interest is payable quarterly in arrears.

Our debt instruments require us to maintain specific financial covenants, each of which we were in compliance with as of December 31, 2025. Specifically, under the most restrictive covenants, we are required to maintain the following:
- a minimum interest coverage (consolidated EBITDA to interest incurred) of no less than 2.0 to 1.0. As of December 31, 2025, our interest coverage on a last 12 months' basis was 32.8 to 1.0;
- a Consolidated Tangible Net Worth of no less than approximately $1,169.0 million. As of December 31, 2025, our Consolidated Tangible Net Worth was $1,858.1 million; and
- a maximum debt to total capitalization rolling average ratio of no more than 40.0%. As of December 31, 2025, we had a rolling average ratio of 15.0%.

Warehouse Facilities

Green Brick Mortgage, LLC, a wholly owned subsidiary of the Company, is party to warehouse facilities to fund its origination of mortgage loans (the "Warehouse Facilities") as follows (in thousands):

Maturity Date	Maximum Aggregate Commitment	Outstanding Balance as of	
		December 31, 2025	December 31, 2024
January 29, 2026[1]	$ 40,000	$ 16,828	$ –
December 15, 2027	40,000	29,570	
	$ 80,000	$ 46,398	$ –

(1) On January 23, 2026, the warehouse facility with a maturity date of January 29, 2026 was extended to January 29, 2027.

The Warehouse Facilities provide for an aggregate uncommitted amount of $80.0 million. The Warehouse Facilities are (i) secured by the underlying mortgage loans and bear interest at a variable rate based on SOFR plus a margin ranging from 1.75% to 2% and (ii) guaranteed by Green Brick. The facilities are subject to annual renewal and contain customary covenants and conditions regarding minimum net worth, leverage, profitability and liquidity. The Company was in compliance with the financial covenants under the Warehouse Facilities as of December 31, 2025.

Under the Warehouse Facilities, banks purchase a participation interest in individual mortgage loans, with Grenn Brick Mortgage providing the remainder of the principal of the mortgage, typically up to 2% depending on the loan product. The mortgage loans, with the servicing rights, are then sold, typically within 14 to 60 days, to a third party investor and the bank is repaid its participation interest plus interest and the remainder is remitted to Green Brick Mortgage. If a third party investor has not purchased the mortgage loan within the anticipated timeframes then Green Brick Mortgage is required to repurchase the mortgage loan for the full amount of the participation interest plus interest.

As of December 31, 2025, we believe that our cash on hand, capacity available under our lines of credit and cash flows from operations for the next twelve months will be sufficient to service our outstanding debt during the next twelve months and fund our operations. For more detailed information on our lines of credit, refer to Note 8 to the Consolidated Financial Statements located in this Annual Report.

Preferred Equity

As of December 31, 2025 and December 31, 2024 we had 2,000,000 Depositary Shares issued and outstanding, each representing 1/1000 of a share of our 5.75% Series A Cumulative Perpetual Preferred Stock (the "Series A Preferred Stock"). We pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by the Board, at the rate of 5.75% of the $25,000 liquidation preference per share. Dividends are payable quarterly in arrears. During each of the years ended December 31, 2025, 2024, and 2023, we paid dividends of $2.9 million on the Series A Preferred Stock. On February 18, 2026, the Board declared a quarterly cash dividend of $0.359 per depositary share on the Series A Preferred Stock. The dividend is payable on March 13, 2026 to stockholders of record as of March 2, 2026.

Registration Statements

In September 2023, we filed with the SEC an automatic shelf registration statement on Form S-3 which enables us to issue shares of common stock, preferred stock or debt securities either separately or represented by warrants, or depositary shares as well as units that include any of these securities. Under the rules governing shelf registration statements, we will file a prospectus supplement and advise the SEC of the amount and type of securities each time we issue securities under this registration statement. The Company has not issued any securities under this registration statement through the date of this filing.

Off-Balance Sheet Arrangements

Land and Lot Option Contracts

In the ordinary course of business, we enter into land purchase contracts in order to procure lots for the construction of our homes in the future. We are subject to customary obligations associated with such contracts. These purchase contracts typically require an earnest money deposit, and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements, including obtaining applicable property and development entitlements.

We also utilize option contracts with lot sellers as a method of acquiring lots in staged takedowns, which are the schedules that dictate when lots must be purchased to help manage the financial and market risk associated with land holdings, and to reduce the use of funds from our corporate financing sources. Lot option contracts generally require us to pay a non-refundable deposit for the right to acquire lots over a specified period of time at pre-determined prices that typically include escalations in lot prices over time.

Our utilization of lot option contracts is dependent on, among other things, the availability of land sellers willing to enter into these arrangements, the availability of capital to finance the development of optioned lots, general housing market conditions and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets and are more prevalent in certain geographic regions.

We generally have the right, at our discretion, to terminate our obligations under both purchase contracts and option contracts by forfeiting the earnest money deposit with no further financial responsibility to the seller.

As of December 31, 2025, we had earnest money deposits of $14.8 million at risk associated with contracts to purchase 9,633 lots with an aggregate purchase price of approximately $377.6 million.

Letters of Credit and Performance Bonds

Refer to Note 18 in the accompanying Notes to the Consolidated Financial Statements included in this Annual Report for details of letters of credit and performance bonds outstanding.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, costs and expenses during the reporting period. Management bases estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from estimates under different assumptions or conditions. Management believes that the following accounting area is most critical to the portrayal of our financial condition and results of operations and requires the most subjective or complex judgments.

Impairment of Inventory

We value inventory at cost unless the carrying value is determined to be not recoverable in which case the affected inventory is written down to fair value. In accordance with Accounting Standards Codification 360, *Property, Plant, and Equipment* ("ASC 360"), we evaluate our inventory for indicators of impairment by individual community and development during each reporting period.

For our builder operations segments, during each reporting period, contribution margins on closed homes and homes under construction, and forecasted margins for future starts are reviewed at a community level by management. In the event that this review suggests higher potential for losses at a specific community, the Company monitors such communities by adding them to our "watchlist" communities, and, when an impairment indicator is present, further analysis is performed.

For our land development segment, we perform a quarterly review for indicators of impairment for each project which involves comparing anticipated lot sale revenues to projected costs (i.e. lot gross margins). For lots designated for our builders, we review land for indicators of impairment on a consolidated level, looking at overall projected home contribution margins. In determining the allocation of costs to a particular land parcel, we rely on project budgets which are based on a variety of assumptions, including assumptions about development schedules and future costs to be incurred. It is common that actual results differ from budgeted amounts for various reasons, including delays, changes in costs that have not been committed, unforeseen issues encountered during project development that fall outside the scope of existing contracts, or items that ultimately cost more or less than the budgeted amount. We apply procedures to maintain best estimates in our budgets, including assessing and revising project budgets on a periodic basis, obtaining commitments from subcontractors and vendors for future costs to be incurred and utilizing the most recent information available to estimate costs.

Each reporting period, management reviews each real estate asset with an indicator of impairment to determine whether the estimated remaining undiscounted future cash flows are more or less than the asset's carrying value. The estimated cash flows are determined by projecting the remaining revenue from closings based on the contractual lot takedowns remaining, future projected lot takedowns, or historical and projected home sales or delivery absorptions for homebuilding operations and then comparing such projections to the remaining projected expenditures for development or home construction. Remaining projected expenditures are based on the most current pricing/bids received from subcontractors for current phases or homes under development. For future phases of land development, management uses its judgment to project potential cost increases. In determining the estimated cash flows for land held for sale, management considers recent comparisons to market comparable transactions, bona fide letters of intent from outside parties, executed sales contracts, broker quotes, and similar information. When projecting revenue, management does not assume improvement in market conditions.

If the estimated undiscounted cash flows are more than the asset's carrying value, no impairment adjustment is required. However, if the estimated undiscounted cash flows are less than the asset's carrying value, the asset is deemed impaired and will be written down to fair value. These impairment evaluations require us to make estimates and assumptions regarding future conditions, including the timing and amounts of development costs and sales prices of real estate assets, to determine if expected future cash flows will be sufficient to recover the asset's carrying value.

Fair value is determined based on estimated future cash flows discounted for inherent risks associated with real estate assets. These discounted cash flows are impacted by expected risk based on estimated land development activities, construction and delivery timelines, market risk of price erosion, uncertainty of development or construction cost increases, and other risks specific to the asset or market conditions where the asset is located when the assessment is made. These factors are specific to each community and may vary among communities. When deemed appropriate, we use recent comparisons to market comparable transactions, bona fide letters of intent from outside parties, executed sales contracts, broker quotes, or similar information as inputs to estimate the fair value of certain real estate assets.

When estimating cash flows of a community, management makes various assumptions, including: (i) expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by us or

24

other builders, and future sales price adjustments based on market and economic trends; (ii) expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; (iii) costs expended to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction and overhead costs, and selling and marketing costs; (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and (v) alternative uses for the property.

Many assumptions are interdependent and a change in one may require a corresponding change to other assumptions. For example, increasing or decreasing sales absorption rates has a direct impact on the estimated per unit sales price of a home, the level of time-sensitive costs (such as indirect construction, overhead and carrying costs), and selling and marketing costs (such as model home maintenance costs and advertising costs). Due to uncertainties in the estimation process, the volatility in demand for new housing and the long life cycle of many communities, actual results could differ significantly from such estimates.

Refer to Note 1 to our consolidated financial statements included in this Annual Report for further description of our significant accounting policies.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included in this Annual Report for recent accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our operations are interest rate sensitive. Because overall housing demand is adversely affected by increases in interest rates, a significant increase in mortgage interest rates may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates could adversely affect our revenues, gross margins and net income.

Our lines of credit have variable interest rates which are subject to minimum interest rates. An increase in interest rates could cause the cost of those lines to increase. As of December 31, 2025, we had no amounts outstanding under our revolving credit facilities.

For fixed rate debt, such as our senior unsecured notes, changes in interest rates have an impact on the fair value of the debt instrument, not on our earnings or cash flows.

The following table provides information about our significant fixed rate instruments that are sensitive to changes in interest rates. Our debt obligations, annual maturity amounts, weighted average interest rates, and estimated fair market value of our senior unsecured notes for the year ended December 31, 2025 are summarized below (amounts in thousands):

	Years ended December 31,					Fair Value at
	2026	2027	2028	2029	Total	December 31, 2025
Liabilities:						
Senior unsecured notes						
Principal repayments	$ 75,000	$ 62,500	$ 55,000	$70,000	$262,500	$ 257,300
Weighted Average interest rate	3.37%	3.27%	3.25%	3.25%	3.30%	

We do not enter into, or intend to enter into, swaps, forward or option contracts on interest rates or commodities or other types of derivative financial instruments for trading, hedging or speculative purposes.

Many of the statements contained in this section are forward-looking and should be read in conjunction with the disclosures under the heading "Forward-Looking Statements."

MARKET PRICE and Dividend Information

Market Information

Our common stock trades on The New York Stock Exchange under the ticker symbol "GRBK".

Dividends on Common Stock

We have not paid any dividends on our common stock since our inception and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Board and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as the Board deems relevant.

Common Stock Performance Graph

The following graph compares the yearly dollar change in the cumulative total shareholder return on the Company's common stock against the cumulative total shareholder return of the Russell 3000 Index and the S&P Homebuilders Select Industry Index for the five-year period that commenced December 31, 2020 and ended December 31, 2025.



Comparison of Five-Year Cumulative Return

FINANCIAL Statements

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors
Green Brick Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Green Brick Partners, Inc. and Subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Our report dated February 25, 2026, except for the effect of the material weakness described in Management's Report on Internal Control over Financial Reporting, as to which the date is May 11, 2026, expressed an opinion that the Company had not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Restatement of Previously Issued Financial Statements

As discussed in Note 1 to the financial statements, the financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Inventory for Impairment

As described in Notes 1 and 4 to the financial statements, the Company's inventory, including homes completed or under construction and land and lots inventory was $2,099 million as of December 31, 2025. The Company performs impairment testing quarterly to determine whether events or changes in circumstances indicate the carrying amount of its inventory may not be recoverable.

If future results are not consistent with the Company's assumptions and estimates, including future events, such as deterioration of market conditions or significant changes in the absorption rates, changes in the assumptions could have a significant impact on the determination of indicators of potential impairment.

We identified the evaluation of potential indicators of impairment for inventory as a critical audit matter. This is due to a high degree of auditor judgment that was involved in evaluating management's assumptions and judgments regarding whether changes in market conditions at a location in which the Company operates would indicate a significant decrease in the fair value of the inventory.

Our audit procedures related to the Company's evaluation of potential indicators of impairment for inventory include the following primary procedures, among others, to address this critical audit matter:

We obtained an understanding of the relevant controls related to the evaluation of inventory for impairment and tested such controls for design and operating effectiveness, including controls related to the Company's process to evaluate potential indicators of impairment.

We evaluated the completeness and appropriateness of management's assessment of qualitative and quantitative impairment indicators by community.

We tested management's process of identifying potential indicators of impairment by comparing actual contribution margins on closed homes to management's target contribution margin to identify communities averaging below the target and identifying communities with significantly declining margins and/or increasing costs.

/s/ RSM US LLP

We have served as the Company's auditor since 2016.

Dallas, Texas
February 25, 2026, except for Note 1 - Restatement of Previously Issued Financial Statements caption, as to which the date is May 11, 2026

GREEN BRICK PARTNERS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,	
	2025	2024
ASSETS		
Cash and cash equivalents	$ 154,590	$ 141,543
Restricted cash	36,395	18,153
Receivables	39,982	13,858
Real estate inventory:		
Inventory owned	1,941,524	1,771,203
Consolidated inventory related to VIE	157,687	166,529
Total inventory	2,099,211	1,937,732
Mortgage loans held for sale	49,099	–
Investments in unconsolidated entities	93,050	60,582
Right-of-use assets - operating leases	7,475	7,242
Property and equipment, net	6,316	6,551
Earnest money deposits	13,151	13,629
Deferred income tax assets, net	11,243	13,984
Intangible assets, net	197	282
Goodwill	680	680
Other assets	23,378	35,758
Total assets	$ 2,534,767	$ 2,249,994
LIABILITIES AND EQUITY		
Liabilities:		
Accounts payable	$ 94,516	$ 59,746
Accrued expenses	152,637	110,068
Customer and builder deposits	25,716	37,068
Lease liabilities - operating leases	8,637	8,343
Borrowings on lines of credit, net	(2,465)	22,645
Warehouse lines of credit	46,398	–
Senior unsecured notes, net	261,972	299,090
Notes payable	14,371	14,871
Total liabilities	601,782	551,831
Commitments and contingencies		
Redeemable noncontrolling interest in equity of consolidated subsidiary	52,271	44,709
Equity:		
Green Brick Partners, Inc. stockholders' equity		
Preferred stock, $0.01 par value: 5,000,000 shares authorized; 2,000 issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	47,603	47,603
Common stock, $0.01 par value: 100,000,000 shares authorized; 43,205,947 issued and outstanding as of December 31, 2025 and 44,498,097 issued and outstanding as of December 31, 2024, respectively	432	445
Additional paid-in capital	243,816	244,653
Retained earnings	1,567,111	1,332,714
Total Green Brick Partners, Inc. stockholders' equity	1,858,962	1,625,415
Noncontrolling interests	21,752	28,039
Total equity	1,880,714	1,653,454
Total liabilities and equity	$ 2,534,767	$ 2,249,994

The accompanying notes are an integral part of these consolidated financial statements.

GREEN BRICK PARTNERS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years Ended December 31,		
	2025	**2024**	**2023**
	As restated	As restated	As restated
Residential units revenue	$ 2,033,000	$ 2,032,668	$ 1,740,855
Land and lots revenue	6,994	28,803	8,449
Total revenues	2,039,994	2,061,471	1,749,304
Cost of residential units	1,394,706	1,333,420	1,194,679
Cost of land and lots	4,482	24,530	6,443
Total cost of revenues	1,399,188	1,357,950	1,201,122
Total gross profit	640,806	703,521	548,182
Selling, general and administrative expenses	(231,363)	(226,566)	(192,977)
Equity in income of unconsolidated entities	1,002	5,083	16,742
Other income, net	27,733	29,842	19,366
Income before income taxes	438,178	511,880	391,313
Income tax expense	94,667	94,725	84,638
Net income	343,511	417,155	306,675
Less: Net income attributable to noncontrolling interests	30,286	35,572	22,049
Net income attributable to Green Brick Partners, Inc.	$ 313,225	$ 381,583	$ 284,626
Net income attributable to Green Brick Partners, Inc. per common share:			
Basic	$7.09	$8.51	$6.20
Diluted	$7.07	$8.45	$6.14
Weighted average common shares used in the calculation of net income attributable to Green Brick Partners, Inc. per common share:			
Basic	43,791	44,508	45,446
Diluted	43,924	44,839	45,917

The accompanying notes are an integral part of these consolidated financial statements.

GREEN BRICK PARTNERS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock		Preferred Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Total GRBK Stockholders' Equity	Non controlling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance at December 31, 2022	46,032,930	$ 460	2,000	$47,696	–	$ –	$ 259,410	$ 754,341	$ 1,061,907	$ 20,908	$ 1,082,815
Issuance of common stock from equity incentive plan, net of forfeitures	209,664	2	–	–	–	–	5,231	–	5,233	–	5,233
Withholdings from vesting of restricted stock awards	(59,857)	(1)	–	–	–	–	(1,976)	–	(1,977)	–	(1,977)
Amortization of deferred share-based compensation	–	–	–	–	–	–	1,804	–	1,804	–	1,804
Dividends	–	–	–	–	–	–	–	(2,875)	(2,875)	–	(2,875)
Stock repurchases	–	–	–	–	(1,177,562)	(45,777)	–	–	(45,777)	–	(45,777)
Retirement of treasury shares	(1,177,562)	(11)	–	–	1,177,562	45,777	(6,711)	(39,055)	–	–	–
Change in fair value of redeemable noncontrolling interest	–	–	–	–	–	–	(2,144)	–	(2,144)	–	(2,144)
Expiration of prepaid offering costs	–	–	–	(93)	–	–	–	–	(93)	–	(93)
Distributions	–	–	–	–	–	–	–	–	–	(19,056)	(19,056)
Net income	–	–	–	–	–	–	–	284,626	284,626	15,457	300,083
Balance at December 31, 2023	45,005,175	$ 450	2,000	$47,603	–	$ –	$ 255,614	$ 997,037	$ 1,300,704	$ 17,309	$ 1,318,013
Issuance of common stock from equity incentive plan, net of forfeitures	638,928	7	–	–	–	–	5,843	–	5,850	–	5,850
Withholdings from vesting of restricted stock awards	(285,347)	(3)	–	–	–	–	(11,334)	–	(11,337)	–	(11,337)
Share-based compensation	–	–	–	–	–	–	2,549	–	2,549	–	2,549
Dividends	–	–	–	–	–	–	–	(2,875)	(2,875)	–	(2,875)
Stock repurchases	–	–	–	–	(860,659)	(48,035)	–	130	(47,905)	–	(47,905)
Retirement of treasury shares	(860,659)	(9)	–	–	860,659	48,035	(4,865)	(43,161)	–	–	–
Change in fair value of redeemable noncontrolling interest	–	–	–	–	–	–	(3,154)	–	(3,154)	–	(3,154)
Distributions	–	–	–	–	–	–	–	–	–	(16,785)	(16,785)
Net income	–	–	–	–	–	–	–	381,583	381,583	27,515	409,098
Balance at December 31, 2024	44,498,097	$ 445	2,000	$47,603	–	$ –	$ 244,653	$1,332,714	$ 1,625,415	$ 28,039	$ 1,653,454

GREEN BRICK PARTNERS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock		Preferred Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Total GRBK Stockholders' Equity	Non controlling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance at December 31, 2024	44,498,097	$ 445	2,000	$47,603	–	$ –	$ 244,653	$1,332,714	$ 1,625,415	$ 28,039	$ 1,653,454
Issuance of common stock from equity incentive plan, net of forfeitures	147,278	1	–	–	–	–	7,075	–	7,076	–	7,076
Withholdings from vesting of restricted stock awards	(52,600)	–			–	–	(3,059)	–	(3,059)	–	(3,059)
Share-based compensation	–	–	–	–	–	–	5,158	–	5,158	–	5,158
Dividends	–	–	–	–	–	–	–	(2,875)	(2,875)	–	(2,875)
Stock repurchases		–	–	–	(1,386,828)	(83,770)	–	(66)	(83,836)	–	(83,836)
Retirement of treasury shares	(1,386,828)	(14)	–	–	1,386,828	83,770	(7,869)	(75,887)	–		–
Change in fair value of redeemable noncontrolling interest	–	–	–	–	–	–	(2,142)	–	(2,142)	–	(2,142)
Distributions	–	–	–	–	–	–	–	–	–	(27,124)	(27,124)
Net income	–	–	–	–	–	–	–	313,225	313,225	20,837	334,062
Balance at December 31, 2025	43,205,947	$ 432	2,000	$47,603	–	$ –	$ 243,816	$1,567,111	$ 1,858,962	$ 21,752	$ 1,880,714

The accompanying notes are an integral part of these consolidated financial statements.

GREEN BRICK PARTNERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 343,511	$ 417,155	$ 306,675
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	5,111	4,879	3,545
Loss on disposal of property and equipment, net	7	74	207
Share-based compensation expense	12,323	8,402	6,753
Deferred income taxes, net	2,742	1,321	1,142
Equity in income of unconsolidated entities	(1,002)	(5,083)	(16,742)
Gain on sale of investment in unconsolidated entity	–	(10,718)	–
Allowances for option deposits and pre-acquisition costs	2,625	284	64
Distributions of income from unconsolidated entities	7,290	7,670	11,859
Changes in operating assets and liabilities:			
Increase in receivables	(26,124)	(3,226)	(5,344)
Increase in inventory	(160,266)	(403,312)	(109,243)
Decrease in earnest money deposits	478	2,990	7,290
Increase in mortgage loans held for sale	(49,099)	–	–
Decrease (increase) in other assets	9,815	(8,002)	(14,875)
Increase in accounts payable	34,770	5,426	2,517
Increase in accrued expenses	42,415	14,131	5,459
(Decrease) increase in customer and builder deposits	(11,352)	(6,079)	14,035
Net cash provided by operating activities	213,244	25,912	213,342
Cash flows from investing activities:			
Investments in unconsolidated entities	(38,756)	(31,757)	(5,547)
Proceeds from sale of investment in unconsolidated entity	–	63,960	–
Purchase of property and equipment, net of disposals	(4,798)	(4,365)	(7,802)
Net cash (used in) provided by investing activities	(43,554)	27,838	(13,349)
Cash flows from financing activities:			
Borrowings from lines of credit	171,000	106,000	22,000
Repayments of lines of credit	(196,000)	(81,000)	(42,000)
Borrowings from warehouse lines of credit	113,451	–	–
Repayments of warehouse lines of credit	(67,054)	–	–
Repayments of senior unsecured notes	(37,500)	(37,500)	–
Proceeds from notes payable	–	14,871	63
Repayments of notes payable	(500)	(12,981)	(1,704)
Payments of debt issuance costs	(941)	(841)	(638)
Payments of withholding tax on vesting of restricted stock awards	(3,059)	(11,337)	(1,977)
Repurchases of common stock	(83,770)	(48,428)	(45,777)
Dividends paid	(2,875)	(2,875)	(2,875)
Proceeds from reallocation of shares of common stock by large stockholder	–	70,347	–
Distributions for reallocation of shares of common stock by large stockholder	–	(70,347)	–
Distributions to redeemable noncontrolling interest	(4,029)	(2,637)	(1,840)
Distributions to noncontrolling interests	(27,124)	(16,785)	(19,056)
Net cash used in financing activities	(138,401)	(93,513)	(93,804)
Net increase (decrease) in cash and cash equivalents and restricted cash	31,289	(39,763)	106,189
Cash and cash equivalents and restricted cash, beginning of period	159,696	199,459	93,270
Cash and cash equivalents and restricted cash, end of period	$ 190,985	$ 159,696	$ 199,459
Supplemental disclosure of cash flow information:			
Cash paid for income taxes, net of refunds	$ 50,111	$ 83,609	$ 90,535

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP") and applicable regulations of the Securities and Exchange Commission ("SEC"). The accompanying consolidated financial statements include the accounts of Green Brick Partners, Inc., its controlled subsidiaries, (together, the "Company", "we", or "Green Brick") and consolidated variable interest entities ("VIEs") in which Green Brick Partners, Inc. or one of its controlled subsidiaries is deemed to be the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates include real estate development costs to complete, valuation of real estate, valuation of estimated development liabilities, valuation of equity awards, and reserves for warranty and self-insured risks. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and mortgage loans held for sale. Cash and cash equivalents include amounts on deposit with financial institutions in the U.S. that are in excess of the Federal Deposit Insurance Corporation federally insured limits of up to $250,000. Of the different types of mortgage loans held for sale, there was no concentration of mortgage loans with any one borrower for the year ended December 31, 2025. No material losses have been experienced to date. In addition, the Company is exposed to credit risk to the extent that mortgage loan borrowers fail to meet their contractual obligations. This risk is mitigated by collateralizing the home sold with a mortgage, and entering into forward commitments to sell our mortgage loans held for sale, generally within 30 days of origination.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand and escrow deposits with financial institutions, and investments with original maturities of 90 days or less. As of December 31, 2025, the majority of our cash and cash equivalents were invested in highly liquid money market funds or on deposit with multiple financial institutions.

Restricted Cash

Restricted cash primarily relates to cash held in escrow for land development and title activities.

Receivables

Receivables consist of amounts collectible from manufacturing rebates earned by our homebuilders during the normal course of business, receivables related to land development joint ventures, amounts collectible from third-party escrow agents related to closings on land, lots and homes, and amounts collectible related to mechanic's lien contracts. As of December 31, 2024 all amounts are considered fully collectible and no allowance for credit losses was recorded. Any allowance for credit losses is estimated based on our historical losses, the existing economic conditions, and the financial stability of our customers. Receivables are written off in the period that they are deemed uncollectible.

Real Estate Inventory and Cost of Revenues

Real estate inventory consists of undeveloped land, raw land scheduled for development, land held for future development, land under development, land held for sale, developed lots, homes completed and under construction, and model homes. Inventory is valued at cost unless the carrying value is determined to be not recoverable in which case the affected inventory is written down to fair value. Cost includes any related pre-acquisition costs that are directly identifiable with a specific property so long as those pre-acquisition costs are anticipated to be recoverable at the sale of the property.

Residential lots held for sale and lots held for development include the initial cost of acquiring the land as well as certain costs capitalized related to developing the land into individual residential lots such as direct overhead, interest and real estate taxes.

Land development and other project costs, including direct overhead, interest and property taxes incurred during development and home construction, are capitalized. Land development and other common costs that benefit an entire community are allocated to individual lots or homes based on relative sales value. The costs of completed lots are transferred to work in process when home construction begins. Home construction costs and related carrying charges (principally interest and real estate taxes) are allocated to the cost of individual homes.

Inventory costs for completed homes are expensed upon closing and delivery of the homes. Changes to estimated total land development costs subsequent to initial home closings in a community are generally allocated to the unclosed homes and lots in the community on a pro-rata basis. The life cycle of a community generally ranges from a couple of years to eight or more years, depending on the number of lots, product lines, and sales pace of each community, commencing with the acquisition of land, continuing through the land development phase, construction, and concluding with the sale and delivery of homes. We recognize costs as incurred on our mechanic's lien contracts.

Impairment of Inventory

In accordance with Accounting Standards Codification ("ASC") 360, Property, Plant, and Equipment, we evaluate our real estate inventory for indicators of impairment by individual community and development during each reporting period.

For our builder operations segments, contribution margins on closed homes, average margins of homes under construction, and forecasted margins for future starts are reviewed at a community level. In the event that this review suggests higher potential for losses at a specific community, the Company monitors such communities by adding them to our "watchlist" communities, and, when an impairment indicator is present, further analysis is performed.

For our land development segment, we perform a quarterly review at the individual project level comparing anticipated lot sale revenues to projected costs. For lots designated for our builders, we review land for indicators of impairment on a consolidated level for each community, looking at overall projected home contribution margins. In determining the allocation of costs to a particular land parcel, we rely on project budgets which include assumptions about development schedules and future costs to be incurred. It is common that actual results differ from budgeted amounts for various reasons, including delays, changes in costs that have not been committed, unforeseen issues encountered during project development that fall outside the scope of existing contracts, or items that ultimately cost more or less than the budgeted amount. We apply procedures to maintain best estimates in our budgets, including assessing and revising project budgets on a periodic basis, obtaining commitments from subcontractors and vendors for future costs to be incurred and utilizing the most recent information available to estimate costs.

For each real estate asset that has an indicator of impairment, we analyze whether the estimated remaining undiscounted future cash flows are more or less than the asset's carrying value. The estimated cash flows are determined by projecting the remaining revenue from closings based on the contractual lot takedowns remaining, future projected lot takedowns, or historical and projected home sales or delivery absorptions for homebuilding operations and then comparing such projections to the remaining projected expenditures for development or home construction. Remaining projected expenditures are based on the most current pricing received from subcontractors for current phases under development. For future phases of land development, management uses its judgment to project potential cost increases. In determining the estimated cash flows for land held for sale, management considers recent comparisons to market comparable transactions, bona fide letters of intent from outside parties, executed sales contracts, broker quotes, and similar information. When projecting revenue, management does not assume improvement in market conditions.

If the estimated undiscounted cash flows are less than the asset's carrying value, the asset is considered impaired and written down to fair value. These impairment evaluations require us to make estimates and assumptions regarding future conditions, including the timing and amounts of development costs and sales prices of real estate assets, to determine if expected future cash flows will be sufficient to recover the asset's carrying value.

Fair value is determined based on estimated future cash flows discounted for inherent risks associated with real estate assets. These discounted cash flows are impacted by expected risk based on estimated land development activities, construction and delivery timelines, market risk of price erosion, uncertainty of development or construction cost increases, and other risks specific to the asset or market conditions where the asset is located when the assessment is made. These factors are specific to each community and may vary among communities. When deemed appropriate, we use recent comparisons to market comparable transactions, bona fide letters of intent from outside parties, executed sales contracts, broker quotes, or similar information as inputs to estimate the fair value of certain real estate assets.

When estimating cash flows of a community, management makes various assumptions, including: (i) expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by us or other builders, and future sales price adjustments based on market and economic trends; (ii) expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; (iii) costs expended to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction and overhead costs, and selling and marketing costs; (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and (v) alternative uses for the property.

Many assumptions are interdependent and a change in one may require a corresponding change in other assumptions. For example, increasing or decreasing sales absorption rates have a direct impact on the estimated per unit sales price of a home, the level of time-sensitive costs (such as indirect construction, overhead and carrying costs), and selling and marketing costs (such as model home maintenance costs and advertising costs). Due to uncertainties in the estimation process, the volatility in demand for new housing and the long life cycle of many communities, actual results could differ significantly from such estimates.

Capitalization of Interest

The Company capitalizes interest costs incurred to inventory during land development, home construction, and other qualifying activities. Interest capitalized as cost of inventory is charged to cost of revenues as related homes and finished lots are closed. Interest incurred on undeveloped land is directly expensed and included in interest expense in our consolidated statements of income.

Mortgage Loans Held for Sale

Mortgage loans held for sale consist of mortgages due from our homebuyers that are financed through our wholly-owned mortgage finance subsidiary, Green Brick Mortgage. Mortgage loans held for sale are carried at fair value, using observable market information, including pricing from actual market transactions, investor commitment prices, or broker quotations. The fair value for Mortgage loans held for sale covered by investor commitments is generally based on commitment prices. The fair value for Mortgage loans held for sale not committed to be purchased by an investor is generally based on current delivery prices using best execution pricing.

Investments in Unconsolidated Entities

In accordance with ASC 323, Investments - Equity Method and Joint Ventures ("ASC 323"), the Company uses the equity method of accounting for its investments in unconsolidated entities over which it exercises significant influence but does not have a controlling interest. The equity method of accounting requires the investment to be initially recorded at cost and subsequently adjusted for the Company's share of equity in the unconsolidated entity's earnings or losses. The Company evaluates the carrying amount of the investments in unconsolidated entities for impairment in accordance with ASC 323. If the Company determines that a loss in the value of the investment is other than temporary, the Company writes down the

36

investment to its estimated fair value. Any such losses are recorded to equity in income of unconsolidated entities in the Company's consolidated statements of income. Due to uncertainties in the estimation process and the volatility in demand for new housing, actual results could differ significantly from such estimates.

The Company has made an election to classify distributions received from unconsolidated entities using the nature of the distribution approach. Distributions received are classified as cash inflows from operating activities based on the nature of the activities of the investee that generated the distribution.

Property and Equipment, Net

Property and equipment, net are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of assets range from 1 to 8 years. Repairs and maintenance are expensed as incurred.

Earnest Money Deposits

In the ordinary course of business, the Company enters into land and lot option contracts to procure land for the construction of homes in the future. Pursuant to these option contracts, the Company generally provides a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. Such contracts enable the Company to defer acquiring portions of properties owned by third parties or unconsolidated entities until the Company has determined whether and when to exercise its option, which reduces the Company's financial risk associated with long-term land holdings. Option deposits and pre-acquisition costs (such as environmental testing, surveys, engineering, and entitlement costs) are capitalized if the costs are directly identifiable with the land under option and acquisition of the property is probable. These costs are reclassified to inventory upon taking title to the land. The Company writes off deposits and pre-acquisition costs if it becomes probable that the Company will not proceed with the project or recover the capitalized costs. Such decisions take into consideration changes in local market conditions, the timing of required land takedowns, the availability and best use of necessary incremental capital, and other factors.

Under ASC 810, a non-refundable deposit paid to an entity is deemed to be a variable interest that will absorb some or all of the entity's expected losses if they occur and, as such, the Company's land and lot option contracts are considered variable interests. The Company's option contract deposits along with any related pre-acquisition costs represent the Company's maximum exposure to the land seller if the Company elects not to purchase the optioned property. Therefore, whenever the Company enters into an option or purchase contract with an entity and makes a non-refundable deposit, a VIE assessment is performed. However, the Company generally has little control or power to direct the activities that most significantly impact the VIE's economic performance due to the Company's lack of an equity interest in them. Additionally, creditors of the VIE typically have no material recourse against the Company, and the Company does not provide financial or other support to these VIEs other than as stipulated in the option contracts. In accordance with ASC 810, the Company performs ongoing reassessments of whether the Company is the primary beneficiary of a VIE.

Intangible Assets

Intangible assets, net consists of the estimated fair value of the acquired trade name, net of amortization. The trade name has a definite life and is amortized over ten years. Intangible assets are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized if the carrying amount of the asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss recorded would be the excess of the asset's carrying value over its fair value. Fair value would be determined using a discounted cash flow analysis or other valuation technique.

Goodwill

The excess of the purchase price of a business acquisition over the net fair value of assets acquired and liabilities assumed is capitalized as goodwill in accordance with ASC Topic 350, Intangibles – Goodwill and Other. ASC 350 requires that goodwill and intangible assets that do not have finite lives not be amortized, but rather assessed for impairment at least annually or more frequently if certain impairment indicators are present. We perform our annual impairment test during the fourth fiscal quarter or whenever impairment indicators are present. For the years ended December 31, 2025, 2024 and 2023, goodwill was not impaired.

<u>*Self-Insurance and Warranty Reserves*</u>

The Company offers homeowners a comprehensive third-party warranty on each home. Homes are generally covered by a six-to-eight-year warranty for qualified and defined structural defects, one year for workmanship issues, and two years for electrical, plumbing, heating, ventilation, and air conditioning systems. The Company accrues an estimate of its exposure to warranty claims based on both current and historical home closings data and warranty costs incurred. A warranty accrual is made with the closing of a home and it is included within accrued expenses on the consolidated balance sheets. Any legal costs associated with loss contingencies related to warranties are expensed as incurred. We self-insure some of our risks through a wholly-owned insurance subsidiary. We capitalize our captive insurance company and reserve amounts under these captive insurance policies based on actuarial analyses of our and industry historical claims, including estimates of claims incurred but not yet reported.

<u>*Redeemable Noncontrolling Interest in Equity of Consolidated Subsidiary*</u>

Redeemable noncontrolling interest in equity of consolidated subsidiary represents equity related to a put option held by a minority shareholder of a subsidiary. Based on the put option structure, the minority shareholder's interest in the controlled subsidiary is classified as a redeemable noncontrolling interest on the consolidated balance sheets. The accretion of the redeemable noncontrolling interest to its estimated redemption value is recorded in additional paid-in capital on the consolidated balance sheets if the estimated redemption value, net of accretion, is greater than the current value of the noncontrolling interest capital account.

<u>*Revenue Recognition*</u>

Contracts with Customers

The Company derives revenues from two primary sources: the closing and delivery of homes through our builder operations segments and the closing of lots and land sold through our land development segment. All of our revenue is from contracts with customers.

Sales incentives

Sales incentives primarily relate to discounts on the selling price of the home, mortgage-related closing cost incentives–such as mortgage interest rate buy downs, buyer closing cost credits, loan origination fee reimbursements, title or escrow fee credits, and discount points paid on behalf of buyers. Sales incentives are recorded as a reduction of home sale revenues at the home closing date.

Contract Liabilities

The Company requires homebuyers to submit a deposit for home purchases and requires buyers to submit a deposit in connection with land sale or lot option contracts. These deposits serve as an incentive for performance under homebuilding and land sale or development contracts. Cash received as customer deposits, if held in escrow, is reflected as restricted cash and as customer and builder deposits on the consolidated balance sheets.

Performance Obligations

The Company's contracts with homebuyers contain a single performance obligation, which is satisfied when homes are completed and legal title has been transferred to the buyer. The Company does not have any variable consideration associated with home sales transactions.

Revenue from mechanic's lien contracts in which the Company serves as the general contractor for custom homes where the customer owns the underlying land and improvements is recognized based on the input method, where progress toward completion is measured by relating the actual cost of work performed to date to the estimated total cost of the respective contracts.

Lot option contracts contain multiple performance obligations. The performance obligations are satisfied as lots are closed and legal title has been transferred to the builder. For lot option contracts, individual performance obligations are accounted for separately. The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price basis. Certain lot option contracts require escalations in lot price over the option period. Any escalator is not collectible until the lot closing occurs. While we recognize lot escalators as variable consideration within the transaction price, we do not recognize escalator revenue until a builder closes on a lot subject to an escalator as the escalator relates to general inflation and holding costs.

Occasionally, the Company sells developed and undeveloped land parcels. If the land parcel is developed prior to the sale of the land, the revenue is recognized at closing since we deliver a single performance obligation in the form of a developed parcel. We also recognize revenue at closing on undeveloped land parcel sales as there are no other obligations beyond delivering the undeveloped land.

Homebuyers are not obligated to pay for a home until the closing and delivery of the home. The selling price of a home is based on the contract price adjusted for any change orders, which are considered modifications of the contract price.

Homebuilders are not obligated to pay for developed lots prior to control of the lots and any associated improvements being transferred to them. The term of our lot option contracts is generally based upon the number of lots being purchased and an agreed upon lot takedown schedule, which can be in excess of one year. Lots cannot be taken down until development is substantially complete. There is no significant financing component related to our third-party lot sales.

The Company does not sell warranties outside of the customary workmanship warranties provided on homes or developed lots at the time of sale. The warranties offered to homebuyers are short term, with the exception of six-to-eight-year structural warranties. As these are assurance-type warranties, there is no separate performance obligation related to warranties provided to homebuyers or homebuilders.

Contract Costs

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects to recover those costs. The Company pays sales commissions to employees and/or outside realtors related to individual home sales which are expensed as incurred at the time of closing. Commissions on the sale of land parcels are also expensed as incurred upon closing. Sales commissions on the sale of homes are included in the selling, general, and administrative expenses in the consolidated statements of income.

Advertising costs, sales salaries and certain costs associated with model homes, such as signage, do not qualify for capitalization under ASC 340-40, Other Assets and Deferred Costs - Contracts with Customers, as they are not incremental costs of obtaining a contract. As such, we expense these costs to selling, general and administrative expense as incurred. Costs incurred related to model home furnishings and sales office construction are capitalized and included in property and equipment, net on the consolidated balance sheets.

<u>*Correction of an Error*</u>

Subsequent to the issuance of the Company's 2025 Consolidated Financial Statements on February 25, 2026, the Company identified an error in the presentation of residential units revenue, which was previously reported on a gross basis and excluded certain closing cost incentives. The error affected the Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023 and the condensed consolidated statements of income for the quarters ended March 31, 2025, June 30, 2025 and September 30, 202. The error has been corrected by restating the affected financial statement line items for each period presented, as summarized in the tables below. The correction resulted in a decrease in reported residential units revenue and average sales price, a decrease in homebuilding cost of revenues, and an increase in gross margin for each affected period. The error was identified during management's review of revenue recognition practices and has been corrected in this Annual Report.

The effect of the above error noted on the previously Consolidated Statements of Income is presented below (in thousands):

	Year Ended December 31, 2023			Year Ended December 31, 2024			Year Ended December 31, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Residential units revenue	$1,769,255	$ (28,400)	$1,740,855	$2,070,136	$ (37,468)	$2,032,668	$2,091,477	$ (58,477)	$2,033,000
Cost of residential units	1,223,079	(28,400)	1,194,679	1,370,888	(37,468)	1,333,420	1,453,183	(58,477)	1,394,706

Quarterly Financial Statements (Unaudited)

	Three months ended March 31, 2024			Three months ended March 31, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Residential units revenue	$ 443,284	$ (8,164)	$ 435,120	$ 495,317	$ (13,168)	$ 482,149
Cost of residential units	295,313	(8,164)	287,149	340,621	(13,168)	327,453

	Three months ended June 30, 2024			Three months ended June 30, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Residential units revenue	$ 547,138	$ (8,124)	$ 539,014	$ 547,109	$ (14,584)	$ 532,525
Cost of residential units	358,183	(8,124)	350,059	380,656	(14,584)	366,072

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Residential units revenue	$ 990,422	$ (16,288)	$ 974,134	$ 1,042,426	$ (27,752)	$ 1,014,674
Cost of residential units	653,496	(16,288)	637,208	721,277	(27,752)	693,525

	Three months ended September 30, 2024			Three months ended September 30, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Residential units revenue	$ 522,859	(9,331)	$ 513,528	$ 499,091	(14,875)	$ 484,216
Cost of residential units	351,666	(9,331)	342,335	343,629	(14,875)	328,754

	Nine Months Ended September 30, 2024			Nine Months Ended September 30, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Residential units revenue	$ 1,513,281	(25,619)	$ 1,487,662	$ 1,541,517	$ (42,627)	$ 1,498,890
Cost of residential units	1,005,162	(25,619)	979,543	1,064,906	(42,627)	1,022,279

The effect of the above error on previous segment disclosures is presented below (in thousands):

	Year Ended December 31, 2023			Year Ended December 31, 2024			Year Ended December 31, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Revenues:									
Builder operations									
Central	$1,270,599	$ (25,789)	$1,244,810	$1,489,582	$ (34,720)	$1,454,862	$1,579,545	$ (54,584)	$1,524,961
Southeast	499,131	(2,611)	496,520	580,664	(2,748)	577,916	511,932	(3,893)	508,039
Total builder operations	1,769,730	(28,400)	1,741,330	2,070,246	(37,468)	2,032,778	2,091,477	(58,477)	2,033,000
Land development	7,980	–	7,980	28,697	–	28,697	6,994	–	$ 6,994
Total revenue	$1,777,710	$ (28,400)	$1,749,310	$2,098,943	$ (37,468)	$2,061,475	$2,098,471	$ (58,477)	$2,039,994

Quarterly Financial Statements (Unaudited)

	Three Months Ended March 31, 2024			Three Months Ended March 31, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Revenues:						
Builder operations						
Central	$ 315,347	$ (7,629)	$ 307,718	$ 361,627	$ (12,223)	$ 349,404
Southeast	128,047	(535)	127,512	133,690	(945)	132,745
Total builder operations	443,394	(8,164)	435,230	495,317	(13,168)	482,149
Land development	3,944	–	3,944	2,304	–	2,304
Total revenue	$ 447,338	$ (8,164)	$ 439,174	$ 497,621	$ (13,168)	$ 484,453

	Three Months Ended June 30, 2024			Three Months Ended June 30, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Revenues:						
Builder operations						
Central	$ 389,168	$ (7,420)	$ 381,748	$ 421,588	$ (13,644)	$ 407,944
Southeast	157,970	(704)	157,266	125,521	(940)	124,581
Total builder operations	547,138	(8,124)	539,014	547,109	(14,584)	532,525
Land development	13,493	–	13,493	2,038	–	2,038
Total revenue	$ 560,631	$ (8,124)	$ 552,507	$ 549,147	$ (14,584)	$ 534,563

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Revenues:						
Builder operations						
Central	$ 704,515	$ (15,049)	$ 689,466	$ 783,215	$ (25,867)	$ 757,348
Southeast	286,017	(1,239)	284,778	259,211	(1,885)	257,326
Total builder operations	990,532	(16,288)	974,244	1,042,426	(27,752)	1,014,674
Land development	17,437	–	17,437	4,342	–	4,342
Total revenue	$ 1,007,969	$ (16,288)	$ 991,681	$ 1,046,768	$ (27,752)	$ 1,019,016

	Three Months Ended September 30, 2024			Three Months Ended September 30, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Revenues:						
Builder operations						
Central	$ 389,697	$ (8,654)	$ 381,043	$ 391,108	$ (13,990)	$ 377,118
Southeast	133,162	(677)	132,485	107,983	(885)	107,098
Total builder operations	522,859	(9,331)	513,528	499,091	(14,875)	484,216
Land development	801	–	801	–	–	–
Total revenue	$ 523,660	$ (9,331)	$ 514,329	$ 499,091	$ (14,875)	$ 484,216

	Nine Months Ended September 30, 2024			Nine Months Ended September 30, 2025		
	As previously reported	Corrections	As restated	As previously reported	Corrections	As restated
Revenues:						
Builder operations						
Central	$ 1,094,212	$ (23,703)	$ 1,070,509	$ 1,174,323	$ (39,857)	$ 1,134,466
Southeast	419,179	(1,916)	417,263	367,194	(2,770)	364,424
Total builder operations	1,513,391	(25,619)	1,487,772	1,541,517	(42,627)	1,498,890
Land development	18,238	–	18,238	4,342	–	4,342
Total revenue	$ 1,531,629	$ (25,619)	$ 1,506,010	$ 1,545,859	$ (42,627)	$ 1,503,232

The following summarizes the effect of the error on previous disclosures related to the disaggregation of revenue by primary geographic market, type of customer, product type, and timing of revenue recognition (in thousands):

	Year Ended December 31, 2023					
	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue
	As reported		Corrections		As restated	
Primary Geographical Market						
Central	$ 1,270,599	$ 7,980	(25,789)	–	1,244,810	7,980
Southeast	498,656	475	(2,611)	–	496,045	475
Total revenues	1,769,255	8,455	(28,400)	–	1,740,855	8,455
Type of Customer						
Homebuyers	1,769,255	–	(28,400)	–	1,740,855	–
Homebuilders and Multi-family Developers	–	8,455	–	–	–	8,455
Total revenues	1,769,255	8,455	(28,400)	–	1,740,855	8,455
Product Type						
Residential units	1,769,255	–	(28,400)	–	1,740,855	–
Land and lots	–	8,455	–	–	–	8,455
Total revenues	1,769,255	8,455	(28,400)	–	1,740,855	8,455
Timing of Revenue Recognition						
Transferred at a point in time	1,767,788	8,455	(28,400)	–	1,739,388	8,455
Transferred over time	1,467	–	–	–	1,467	–
Total revenues	1,769,255	8,455	(28,400)	–	1,740,855	8,455

Year Ended December 31, 2024

	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue
	As reported		Corrections		As restated	
Primary Geographical Market						
Central	$ 1,489,472	$ 28,807	(34,720)	–	1,454,752	28,807
Southeast	580,664	–	(2,748)	–	577,916	–
Total revenues	2,070,136	28,807	(37,468)	–	2,032,668	28,807
Type of Customer						
Homebuyers	2,070,136	–	(37,468)	–	2,032,668	–
Homebuilders and Multi-family Developers	–	28,807	–	–	–	28,807
Total revenues	2,070,136	28,807	(37,468)	–	2,032,668	28,807
Product Type						
Residential units	2,070,136	–	(37,468)	–	2,032,668	–
Land and lots	–	28,807	–	–	–	28,807
Total revenues	2,070,136	28,807	(37,468)	–	2,032,668	28,807
Timing of Revenue Recognition						
Transferred at a point in time	2,069,756	28,807	(37,468)	–	2,032,288	28,807
Transferred over time	380	–	–	–	380	–
Total revenues	2,070,136	28,807	(37,468)	–	2,032,668	28,807

Year Ended December 31, 2025

	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue
	As reported		Corrections		As restated	
Primary Geographical Market						
Central	$ 1,579,545	$ 6,994	(54,584)	–	1,524,961	6,994
Southeast	511,932	–	(3,893)	–	508,039	–
Total revenues	2,091,477	6,994	(58,477)	–	2,033,000	6,994
Type of Customer						
Homebuyers	2,091,477	–	(58,477)	–	2,033,000	–
Homebuilders and Multi-family Developers	–	6,994	–	–	–	6,994
Total revenues	2,091,477	6,994	(58,477)	–	2,033,000	6,994
Product Type						
Residential units	2,091,477	–	(58,477)	–	2,033,000	–
Land and lots	–	6,994	–	–	–	6,994
Total revenues	2,091,477	6,994	(58,477)	–	2,033,000	6,994

Timing of Revenue Recognition						
Transferred at a point in time	2,091,258	6,994	(58,477)	–	2,032,781	6,994
Transferred over time	219	–	–	–	219	–
Total revenues	2,091,477	6,994	(58,477)	–	2,033,000	6,994

Quarterly Financial Statements (Unaudited)

	Three Months Ended March 31, 2024					
	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue
	As reported		Corrections		As restated	
Primary Geographical Market						
Central	$ 315,237	$ 4,054	$ (7,629)	$ –	$ 307,608	$ 4,054
Southeast	128,047	–	(535)	–	127,512	–
Total revenues	$ 443,284	$ 4,054	$ (8,164)	$ –	$ 435,120	$ 4,054
Type of Customer						
Homebuyers	$ 443,284	$ –	$ (8,164)	$ –	$ 435,120	$ –
Homebuilders and Multi-family Developers	–	4,054	–	–	–	4,054
Total revenues	$ 443,284	$ 4,054	$ (8,164)	$ –	$ 435,120	$ 4,054
Product Type						
Residential units	$ 443,284	$ –	$ (8,164)	$ –	$ 435,120	$ –
Land and lots	–	4,054	–	–	–	4,054
Total revenues	$ 443,284	$ 4,054	$ (8,164)	$ –	$ 435,120	$ 4,054
Timing of Revenue Recognition						
Transferred at a point in time	$ 443,094	4,054	$ (8,164)	–	$ 434,930	4,054
Transferred over time	190	–	–	–	190	–
Total revenues	$ 443,284	$ 4,054	$ (8,164)	$ –	$ 435,120	$ 4,054

	Three Months Ended March 31, 2025					
	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue
	As reported		Corrections		As restated	
Primary Geographical Market						
Central	$ 361,627	$ 2,304	$ (12,223)	$ –	$ 349,404	$ 2,304
Southeast	133,690	–	(945)	–	132,745	–
Total revenues	$ 495,317	$ 2,304	$ (13,168)	$ –	$ 482,149	$ 2,304
Type of Customer						
Homebuyers	$ 495,317	$ –	$ (13,168)	$ –	$ 482,149	$ –

44

Homebuilders and Multi-family Developers		–		2,304		–		–		–		2,304
Total revenues	$	495,317	$	2,304	$	(13,168)	$	–	$	482,149	$	2,304
Product Type												
Residential units	$	495,317	$	–	$	(13,168)	$	–	$	482,149	$	–
Land and lots		–		2,304		–		–		–		2,304
Total revenues	$	495,317	$	2,304	$	(13,168)	$	–	$	482,149	$	2,304
Timing of Revenue Recognition												
Transferred at a point in time	$	495,317		2,304	$	(13,168)		–	$	482,149		2,304
Transferred over time		–		–		–		–		–		–
Total revenues	$	495,317	$	2,304	$	(13,168)	$	–	$	482,149	$	2,304

	Three Months Ended June 30, 2024											
	Residential units revenue		Land and lots revenue		Residential units revenue		Land and lots revenue		Residential units revenue		Land and lots revenue	
	As reported				Corrections				As restated			
Primary Geographical Market												
Central	$	389,168	$	13,493	$	(7,420)	$	–	$	381,748	$	13,493
Southeast		157,970		–		(704)		–		157,266		–
Total revenues	$	547,138	$	13,493	$	(8,124)	$	–	$	539,014	$	13,493
Type of Customer												
Homebuyers	$	547,138	$	–	$	(8,124)	$	–	$	539,014	$	–
Homebuilders and Multi-family Developers	$	–		13,493		–		–		–		13,493
Total revenues	$	547,138	$	13,493	$	(8,124)	$	–	$	539,014	$	13,493
Product Type												
Residential units	$	547,138	$	–	$	(8,124)	$	–	$	539,014	$	–
Land and lots		–		13,493		–		–		–		13,493
Total revenues	$	547,138	$	13,493	$	(8,124)	$	–	$	539,014	$	13,493
Timing of Revenue Recognition												
Transferred at a point in time	$	546,948		13,493	$	(8,124)		–	$	538,824		13,493
Transferred over time		190		–		–		–		190		–
Total revenues	$	547,138	$	13,493	$	(8,124)	$	–	$	539,014	$	13,493

Six Months Ended June 30, 2024

	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue
	As reported		Corrections		As restated	
Primary Geographical Market						
Central	$ 704,405	$ 17,547	$ (15,049)	$ –	$ 689,356	$ 17,547
Southeast	286,017	–	(1,239)	–	284,778	–
Total revenues	$ 990,422	$ 17,547	$ (16,288)	$ –	$ 974,134	$ 17,547
Type of Customer						
Homebuyers	$ 990,422	$ –	$ (16,288)	$ –	$ 974,134	$ –
Homebuilders and Multi-family Developers	–	17,547	–	–	–	17,547
Total revenues	$ 990,422	$ 17,547	$ (16,288)	$ –	$ 974,134	$ 17,547
Product Type						
Residential units	$ 990,422	$ –	$ (16,288)	$ –	$ 974,134	$ –
Land and lots	–	17,547	–	–	–	17,547
Total revenues	$ 990,422	$ 17,547	$ (16,288)	$ –	$ 974,134	$ 17,547
Timing of Revenue Recognition						
Transferred at a point in time	$ 990,042	$ 17,547	$ (16,288)	–	$ 973,754	17,547
Transferred over time	380	–	–	–	380	–
Total revenues	$ 990,422	$ 17,547	$ (16,288)	–	$ 974,134	$ 17,547

Six Months Ended June 30, 2025

	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue
	As reported		Corrections		As restated	
Primary Geographical Market						
Central	$ 783,215	$ 4,342	$ (25,867)	$ –	$ 757,348	$ 4,342
Southeast	259,211	–	$ (1,885)	–	257,326	–
Total revenues	$ 1,042,426	$ 4,342	$ (27,752)	$ –	$ 1,014,674	$ 4,342
Type of Customer						
Homebuyers	$ 1,042,426	$ –	$ (27,752)	$ –	$ 1,014,674	$ –
Homebuilders and Multi-family Developers	–	4,342	–	–	–	4,342
Total revenues	$ 1,042,426	$ 4,342	$ (27,752)	$ –	$ 1,014,674	$ 4,342
Product Type						
Residential units	$ 1,042,426	$ –	$ (27,752)	$ –	$ 1,014,674	$ –
Land and lots	–	4,342	–	–	–	4,342
Total revenues	$ 1,042,426	$ 4,342	$ (27,752)	$ –	$ 1,014,674	$ 4,342

Timing of Revenue Recognition	As reported Residential units revenue	As reported Land and lots revenue	Corrections Residential units revenue	Corrections Land and lots revenue	As restated Residential units revenue	As restated Land and lots revenue
Transferred at a point in time	$ 1,042,426	$ 4,342	$ (27,752)	–	$ 1,014,674	4,342
Transferred over time	–	–	–	–	–	–
Total revenues	$ 1,042,426	$ 4,342	$ (27,752) $	–	$ 1,014,674	$ 4,342

Three Months Ended September 30, 2024

	As reported Residential units revenue	As reported Land and lots revenue	Corrections Residential units revenue	Corrections Land and lots revenue	As restated Residential units revenue	As restated Land and lots revenue
Primary Geographical Market						
Central	$ 389,697	$ 801	$ (8,654) $	–	$ 381,043	$ 801
Southeast	133,162	–	$ (677)	–	132,485	–
Total revenues	$ 522,859	$ 801	$ (9,331) $	–	$ 513,528	$ 801
Type of Customer						
Homebuyers	$ 522,859	$ –	$ (9,331) $	–	$ 513,528	$ –
Homebuilders and Multi-family Developers	–	801	–	–	–	801
Total revenues	$ 522,859	$ 801	$ (9,331) $	–	$ 513,528	$ 801
Product Type						
Residential units	$ 522,859	$ –	$ (9,331) $	–	$ 513,528	$ –
Land and lots	–	801	–	–	–	801
Total revenues	$ 522,859	$ 801	$ (9,331) $	–	$ 513,528	$ 801
Timing of Revenue Recognition						
Transferred at a point in time	$ 522,859	801	$ (9,331)	–	$ 513,528	801
Transferred over time	–	–	–	–	–	–
Total revenues	$ 522,859	$ 801	$ (9,331) $	–	$ 513,528	$ 801

Three Months Ended September 30, 2025

	As reported Residential units revenue	As reported Land and lots revenue	Corrections Residential units revenue	Corrections Land and lots revenue	As restated Residential units revenue	As restated Land and lots revenue
Primary Geographical Market						
Central	$ 391,108	$ –	$ (13,990) $	–	$ 377,118	$ –
Southeast	107,983	–	(885)	–	107,098	–
Total revenues	$ 499,091	$ –	$ (14,875) $	–	$ 484,216	$ –
Type of Customer						
Homebuyers	$ 499,091	$ –	$ (14,875)	–	$ 484,216	$ –

	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue
	As reported		Corrections		As restated	
Homebuilders and Multi-family Developers	–	–	–	–	–	–
Total revenues	$ 499,091	$ –	$ (14,875)	$ –	$ 484,216	$ –
Product Type						
Residential units	$ 499,091	$ –	$ (14,875)	$ –	$ 484,216	$ –
Land and lots	–	–	–	–	–	–
Total revenues	$ 499,091	$ –	$ (14,875)	$ –	$ 484,216	$ –
Timing of Revenue Recognition						
Transferred at a point in time	$ 499,059	$ –	$ (14,875)	–	$ 484,184	–
Transferred over time	32	–	–	–	32	–
Total revenues	$ 499,091	$ –	$ (14,875)	$ –	$ 484,216	$ –

	Nine Months Ended September 30, 2024					
	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue
	As reported		Corrections		As restated	
Primary Geographical Market						
Central	$ 1,094,102	$ 18,348	$ (23,703)	$ –	$ 1,070,399	$ 18,348
Southeast	419,179	–	$ (1,916)	–	417,263	–
Total revenues	$ 1,513,281	$ 18,348	$ (25,619)	$ –	$ 1,487,662	$ 18,348
Type of Customer						
Homebuyers	$ 1,513,281	$ –	$ (25,619)	$ –	$ 1,487,662	$ –
Homebuilders and Multi-family Developers	–	18,348	–	–	–	18,348
Total revenues	$ 1,513,281	$ 18,348	$ (25,619)	$ –	$ 1,487,662	$ 18,348
Product Type						
Residential units	$ 1,513,281	$ –	$ (25,619)	$ –	$ 1,487,662	$ –
Land and lots	–	18,348	–	–	–	18,348
Total revenues	$ 1,513,281	$ 18,348	$ (25,619)	$ –	$ 1,487,662	$ 18,348
Timing of Revenue Recognition						
Transferred at a point in time	$ 1,512,901	18,348	$ (25,619)	–	$ 1,487,282	18,348
Transferred over time	380	–	–	–	380	–
Total revenues	$ 1,513,281	$ 18,348	$ (25,619)	$ –	$ 1,487,662	$ 18,348

	Nine Months Ended September 30, 2025					
	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue
	As reported		Corrections		As restated	
Primary Geographical Market						
Central	$ 1,174,323	$ 4,342	$ (39,857)	$ –	$ 1,134,466	$ 4,342
Southeast	367,194	–	(2,770)	–	364,424	–
Total revenues	$ 1,541,517	$ 4,342	$ (42,627)	$ –	$ 1,498,890	$ 4,342
Type of Customer						
Homebuyers	$ 1,541,517	$ –	$ (42,627)	$ –	$ 1,498,890	$ –
Homebuilders and Multi-family Developers	–	4,342	–	–	–	4,342
Total revenues	$ 1,541,517	$ 4,342	$ (42,627)	$ –	$ 1,498,890	$ 4,342
Product Type						
Residential units	$ 1,541,517	$ –	$ (42,627)	$ –	$ 1,498,890	$ –
Land and lots	–	4,342	–	–	–	4,342
Total revenues	$ 1,541,517	$ 4,342	$ (42,627)	$ –	$ 1,498,890	$ 4,342
Timing of Revenue Recognition						
Transferred at a point in time	$ 1,541,485	$ 4,342	$ (42,627)	–	$ 1,498,858	4,342
Transferred over time	32	–	–	–	32	–
Total revenues	$ 1,541,517	$ 4,342	$ (42,627)	$ –	$ 1,498,890	$ 4,342

All tables and quantitative data reflecting the impact of the restatement, including the disaggregation of revenue and segment information, are presented in Note 11, "Revenue Recognition," and Note 12, "Segment Information", respectively, to the consolidated financial statements. These notes reflect the restated amounts for all affected periods.

Selling, General and Administrative Expense

Selling, general and administrative expense represents salaries, benefits, share-based compensation, property taxes on finished homes, sales commissions, depreciation, amortization, advertising and marketing, rent, and other administrative items, and is recorded in the period incurred.

Advertising Expense

The Company expenses advertising costs as incurred. Advertising costs are included in selling, general and administrative expense in the consolidated statements of income. Advertising expense for the years ended December 31, 2025, 2024 and 2023 totaled $3.8 million, $3.1 million and $2.4 million, respectively.

Net Income Attributable to Green Brick Partners, Inc. per Common Share

Basic earnings per common share is computed by dividing net income allocated to common stockholders by the weighted average number of common shares outstanding during each period, adjusted for non-vested shares of restricted stock awards during each period. Net income allocated to common stockholders is net income adjusted for preferred stock dividends including dividends declared and cumulative dividends related to the current dividend period that have not been declared as of period end. Diluted earnings per share is calculated using the treasury stock method and includes the effect of all dilutive securities, including stock options, restricted stock awards and performance restricted stock units.

The Company's restricted stock awards have the right to receive forfeitable dividends on an equal basis with common stock and its performance restricted stock units do not participate in dividends with common stock. As such, these stock awards are not considered participating securities that must be included in the calculation of net income per common share using the two-class method.

Cost Recognition

Lot acquisition, materials, direct costs, interest and indirect costs related to the acquisition, development, and construction of lots and homes are capitalized. Direct costs of developing residential lots are allocated evenly to all applicable lots. Indirect construction cost allocations are based on projected final costs, which are the higher of budgeted or actual amounts plus open commitments, then allocated to each home as it closes. Capitalized costs of residential lots are expensed when the related revenue is recognized. Non-capitalizable costs in connection with developed lots and completed homes and other selling and administrative costs are expensed when incurred.

Share-Based Compensation

The Company measures and accounts for share-based awards in accordance with ASC 718, *Compensation - Stock Compensation*. The Company expenses share-based payment awards made to employees and directors, including restricted stock awards, restricted stock units, performance restricted stock units, and other stock based awards . Share-based compensation expense associated with restricted stock awards and restricted stock units with vesting contingent upon the achievement of service conditions is recognized on a straight-line basis, net of actual forfeitures, over the requisite service period over which the awards are expected to vest.

Income Taxes

We account for income taxes in accordance with ASC Topic 740, Income Taxes ("ASC 740"). Deferred tax assets and liabilities are recorded based on future tax consequences of temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes, and are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted.

We periodically assess our deferred tax assets, including the benefit from net operating losses, to determine if a valuation allowance is required. A valuation allowance is established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. Realization of the deferred tax assets is dependent upon, among other matters, taxable income in prior years available for carryback, estimates of future income, tax planning strategies, and reversal of existing temporary differences.

Segment Information

In accordance with ASC 280, Segment Reporting ("ASC 280"), an operating segment is defined as a component of an enterprise for which discrete financial information is available and reviewed regularly by the chief operating decision maker ("CODM"), or decision-making group, to evaluate performance and make operating decisions. The Company identifies its CODM as three key executives - the Chief Executive Officer, the Chief Financial Officer, and the Chief Operating Officer. In determining the reportable segments, the CODM considers similar economic and other characteristics, including geography, class of customers, product types, and production processes.

A reportable segment is an operating segment, either separately defined or aggregated from several operating segments based on similar economic and other characteristics, that exceeds certain quantitative thresholds of ASC 280.

Recent Accounting Pronouncements

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standard Updates ("ASUs") to the FASB Accounting Standards Codification ("ASC"). We consider the applicability and impact of all ASUs and any not listed below were assessed and determined to be not applicable or are expected to have a minimal impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 requires disclosure of significant segment expenses that are regularly provided to the CODM and included within the segment measure of profit or loss, an amount and description of its composition for other segment items to reconcile to segment profit or loss, and the title and position of the entity's CODM. ASU 2023-07 will be applied retrospectively and is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the new guidance on a retrospective basis on January 1, 2024. See Note 12.

In December, 2023, the FASB issued ASU 2023-09 ("ASU 2023-09") Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires public companies to annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). ASU 2023-09 will be effective for the annual reporting periods in fiscal years beginning after December 15, 2024. The Company adopted the new guidance on a prospective basis on January 1, 2025. See Note 13.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which establishes new disclosure requirements for income statement expenses. Under the new guidance, entities must provide greater disaggregation of expenses which includes disclosing the amounts of purchases of inventory, employee compensation, and depreciation included in each relevant expense caption. Entities will also have to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, the total amount of selling expenses, and a definition of selling expenses. This ASU can be applied prospectively or retrospectively and is effective for the annual reporting period ending December 31, 2027. The adoption of ASU 2024-03 will not impact our Consolidated financial statements but we are currently reviewing the impact that it may have on our footnote disclosures.

2. INTANGIBLE ASSETS, GOODWILL, AND REDEEMABLE NONCONTROLLING INTEREST

Intangible Assets

Intangible assets were recognized related to the acquired trade name from the GRBK GHO Homes business combination. The Company holds an 80% controlling interest in this Florida-based partnership. The amortization of the acquired trade name of $0.1 million for each of the years ended December 31, 2025, 2024, and 2023, respectively, was recorded in selling, general and administrative expense in the consolidated statements of income. The accumulated amortization of the acquired trade name was $0.7 million and $0.6 million as of December 31, 2025 and December 31, 2024, respectively.

The estimated amortization expense related to the acquired trade name for each of the next five years as of December 31, 2025 is as follows (in thousands):

2026	$	85
2027		85
2028		27
2029		–
2030		–
Total	$	197

Goodwill

Pursuant to this acquisition, the Company recognized goodwill of $0.7 million. The Company performed its annual goodwill impairment testing during the fourth quarter of 2025 by completing a qualitative assessment of its Southeast reporting unit, which included the review of macroeconomic conditions and financial performance of the reporting unit, among others. Through this assessment, the Company determined that the carrying amount of the Southeast reporting unit does not exceed its fair value. The Company did not record any goodwill impairments during the years ended December 31, 2025, 2024 and 2023.

Redeemable Noncontrolling Interest in Equity of Consolidated Subsidiary

As part of the GRBK GHO business combination, we entered into a put/call agreement ("Put/Call Agreement") with respect to the equity interest in the joint venture held by the minority partner. The Put/Call Agreement provides that the 20% ownership interest in GRBK GHO held by the minority partner would be subject to put and purchase options starting in April 2024. On March 23, 2023, the Company and the minority partner amended the operating agreement of GRBK GHO to change the start of the put and purchase options from April 2024 to April 2027. The exercise price would be based on the financial results of GRBK GHO for the completed quarters prior to exercise of the option and commencing with the second quarter of 2021. If the minority partner does not exercise the put option, we have the option, but not the obligation, to buy the 20% interest in GRBK GHO from our partner.

Based on the nature of the put/call structure, the noncontrolling interest attributable to the 20% minority interest owned by our Florida-based partner is included as redeemable noncontrolling interest in equity of consolidated subsidiary in the Company's consolidated financial statements.

The following table shows the changes in redeemable noncontrolling interest in equity of consolidated subsidiary during the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,			
		2025		2024
Redeemable noncontrolling interest, beginning of period	$	44,709	$	36,135
Net income attributable to redeemable noncontrolling interest partner		9,449		8,057
Distributions of income to redeemable noncontrolling interest partner		(4,029)		(2,637)
Change in fair value of redeemable noncontrolling interest		2,142		3,154
Redeemable noncontrolling interest, end of period	$	52,271	$	44,709

3. VARIABLE INTEREST ENTITIES

Consolidated VIEs

The Providence Group of Georgia LLC ("TPG"), a controlled builder based in Atlanta in which the Company owns a 50% equity interest, is considered to be a VIE. We sell finished lots and option lots from third-party developers to this controlled builder for its homebuilding operations and provide them with construction financing and strategic planning. Pursuant to the Company's agreement with TPG, the Company has the ability to appoint two of the three members to TPG's board of managers. A majority of the board of managers constitutes a quorum to transact business and no action can be approved by the board of managers without the approval from at least one individual whom the Company has appointed.

The Company has the ability to control the activities of TPG that most significantly impact its economic performance through the board of managers. Such activities include, but are not limited to, involvement in the day-to-day capital and operating decisions, the ability to determine the budget and plan, the ability to control financing decisions, and the ability to acquire or dispose of land. In addition, the Company has the right to receive the expected residual returns and obligation to absorb the expected losses of this controlled builder through the pro rata profits and losses as allocated based on our ownership interest. Therefore, the Company is considered TPG's primary beneficiary and its financial statements are consolidated in the Company's consolidated financial statements following the variable interest model.

The aggregated carrying amounts of assets and liabilities of TPG were $184.5 million and $163.9 million, respectively, as of December 31, 2025 and $201.5 million and $167.3 million, respectively, as of December 31, 2024. The noncontrolling interest attributable to the 50% minority interest owned by TPG was included as noncontrolling interests in the Company's consolidated financial statements. The creditors of this controlled builder have no recourse against the Company.

Unconsolidated VIEs

Refer to Note 5 for information on the Company's VIE evaluation of its joint ventures with EJB River Holdings, LLC, GBTM Sendera, LLC, Rainwater Crossing Single-Family, LLC, and TMGB Magnolia Ridge, LLC.

Land and lot option purchase contracts

The Company evaluates all option contracts to purchase land and lots to determine whether they are VIEs and, if so, whether the Company is the primary beneficiary of counterparts of these option contracts. Although the Company does not have legal title to the optioned land or lots, if the Company is deemed to be the primary beneficiary or makes a significant deposit for optioned land or lots, it may need to consolidate the land or lots under option at the purchase price of the optioned land or lots.

As of December 31, 2025 and 2024, the Company's exposure to loss related to its option contracts with third parties primarily consisted of its non-refundable option deposits. Following VIE evaluation, it was concluded that the Company was not the primary beneficiary in any of the VIEs related to land or lot option contracts as of December 31, 2025 and 2024.

4. HOMEBUILDING INVENTORY

A summary of homebuilding inventory is as follows (in thousands):

	December 31,	December 31,
Land and lots - developed and under development	$ 1,452,072	$ 1,234,532
Homes completed or under construction	621,677	678,198
Land held for future development[(1)]	14,481	14,481
Land held for sale	10,981	10,521
Total inventory	$ 2,099,211	$ 1,937,732

(1) Land held for future development consists of raw land parcels where development activities have been postponed due to market conditions or other factors. All applicable carrying costs, including property taxes, are expensed as incurred.

As of December 31, 2025, the Company reviewed the performance and outlook for all of its communities and land inventory for indicators of potential impairment and performed detailed impairment analysis when such indicators were identified. For the year ended December 31, 2025, the Company did not record an impairment adjustment to reduce the carrying value of communities or land inventory to fair value.

For the year ended December 31, 2024, the Company recorded a $3.7 million impairment charge to reduce the carrying value of inventory to fair value. This impairment charge was included in cost of residential units in our consolidated statements of income. For the year ended December 31, 2023, the Company did not record an impairment adjustment to reduce the carrying value of impaired communities or land inventory to fair value.

A summary of interest costs incurred, capitalized and expensed is as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Interest capitalized at beginning of period	$ 26,620	$ 24,126	$ 22,752
Interest incurred	12,676	13,910	14,628
Interest charged to cost of revenues	(9,554)	(11,416)	(13,254)
Interest capitalized at end of period	$ 29,742	$ 26,620	$ 24,126
Capitalized interest as a percentage of inventory	1.4 %	1.4 %	1.6 %

5. INVESTMENTS IN UNCONSOLIDATED ENTITIES

We participate in a number of joint ventures and other investments with independent third parties. These entities generally focus on homebuilding, land development, and mortgage services to homebuyers. The Company's investment in these entities is included in investments in unconsolidated entities in the Company's consolidated balance sheets under the equity method of accounting.

A summary of the Company's investments in unconsolidated entities is as follows (in thousands):

	December 31, 2025	December 31, 2024
GBTM Sendera, LLC	21,985	21,985
Rainwater Crossing Single-Family, LLC	51,484	18,633
TMGB Magnolia Ridge, LLC	11,506	7,006
EJB River Holdings, LLC	8,075	12,288
BHome Mortgage, LLC	—	670
Total investment in unconsolidated entities	$ 93,050	$ 60,582

GBTM Sendera, LLC

In August 2020, the joint venture GBTM Sendera, LLC ("GBTM Sendera") was formed by GRBK Edgewood, LLC ("GRBK Edgewood") and TM Sendera, LLC ("TM Sendera") to acquire and develop a tract of land in Fort Worth, Texas. Each party holds a 50% ownership interest in GBTM Sendera and share equally in the profits and losses of GBTM Sendera, with the exception of certain customary fees. The Company made capital contributions of $1.6 million, $2.0 million and $5.0 million during the years ended December 31, 2025 and 2024, and 2023, respectively.

Following our analysis of GBTM Sendera's operating agreement, the Company determined that GBTM Sendera is not a VIE as the joint venture's equity at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support from its members.

As of December 31, 2025, the carrying amount of GBTM Sendera assets and liabilities were $60.8 million and $16.8 million, respectively. As of December 31, 2025, the Company's maximum exposure to loss as a result of this joint venture was $37.0 million, representing the Company's investment in GBTM Sendera and a $15.0 million guarantee on a loan agreement to fund to the joint venture's land development activities.

Rainwater Crossing Single-Family, LLC

In February 2024, GRBK Edgewood, LLC ("GRBK Edgewood") established a joint venture ("JV"), Rainwater Crossing Single-Family, LLC ("Rainwater Crossing"), with Rainwater Single Family S-CORP, LLC to develop a tract of land in Celina, Texas. Both parties hold a 50% ownership interest in Rainwater Crossing. The Company evaluated the JV agreements and determined that Rainwater Crossing is a VIE, but the Company is not its primary beneficiary. Specifically, the Company determined that it does not direct the activities that most significantly impact the entity's economic performance as key decisions are subject to the approval of a management committee where both members are equally represented.

As of December 31, 2025, the carrying amounts of assets and liabilities of Rainwater Crossing were $86.9 million and $24.9 million, respectively. As of December 31, 2025, the Company's maximum exposure to loss as a result from its involvement with Rainwater Crossing was approximately $61.1 million, representing its $51.5 million investment and the Company's remaining commitment to contribute to the joint venture $9.6 million in quarterly payments through March 31, 2029. The Company is also required to fund the remaining development costs related to this project.

EJB River Holdings

In December 2018, the joint venture EJB River Holdings ("EJB") was formed by TPG to acquire and develop a tract of land in Gwinnett County, Georgia. In May 2019, East Jones Bridge, LLC was admitted as a member, which resulted in TPG having a 50% ownership interest in EJB River Holdings.

Following our analysis of the provisions in the EJB's operating agreement, the Company determined that EJB is a VIE, but that we are not the primary beneficiary. Specifically, the Company does not direct the activities that most significantly impact the entity's economic performance as key decisions are subject to the approval of a management committee where both members are equally represented.

As of December 31, 2025, the carrying amounts of assets and liabilities of EJB River Holdings were $16.2 million and de minimis, respectively. As of December 31, 2025 the Company's maximum exposure to loss as a result of its involvement with EJB River Holdings was $8.1 million, representing the Company's investment in EJB.

<u>TMGB Magnolia Ridge, LLC</u>

In September 2024, TMGB Magnolia Ridge, LLC ("Magnolia Ridge") was formed by GRBK Edgewood and TM Magnolia Ridge, LLC ("TM Magnolia Ridge") with the purpose to acquire and develop a tract of land in Denton County, Texas. Both parties hold a 50% ownership interest in Magnolia Ridge. Per the Magnolia Ridge company agreement, GRBK Edgewood and TM Magnolia Ridge share equally in the profits and losses of Magnolia Ridge, with the exception of certain customary fees. Following the analysis of the above facts and provisions of the Magnolia Ridge company agreement, the Company determined that Magnolia Ridge is not a VIE as the joint venture's equity at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support from its members.

As of December 31, 2025, the carrying amounts of assets and liabilities of Magnolia Ridge were $37.3 million and $14.3 million, respectively. As of December 31, 2025, the Company's maximum exposure to loss as a result of its involvement with Magnolia Ridge was $34.0 million representing the Company's investment in Magnolia Ridge of $11.5 million and up to a $22.5 million completion guarantee on the JV's revolving loan to fund its development activities.

<u>GB Challenger, LLC</u>

Effective February 1, 2024, the Company sold its 49.9% ownership interest in Challenger, a homebuilder that constructs townhouses, single family homes, and luxury patio homes in Colorado Springs and Denver, Colorado. The Company received approximately $64.0 million in cash from this sale which included a $10.7 million gain in the sale of this investment. The Company used the proceeds from the transaction for investment in and expansion of opportunities with those builders in which it holds a controlling or one-hundred percent (100%) ownership interest, particularly including the growth and expansion of its Trophy brand in the DFW, Austin and Houston markets.

A summary of the financial information of the unconsolidated entities that are accounted for by the equity method, as described above, is as follows (in thousands):

	December 31, 2025		December 31, 2024	
Assets:				
Cash	$	10,713	$	7,334
Accounts receivable		1,615		488
Bonds and notes receivable		9,599		12,038
Inventory		177,003		111,771
Other assets		2,284		1,738
Total assets	$	201,214	$	133,369
Liabilities:				
Accounts payable	$	8,050	$	6,280
Accrued expenses and other liabilities		10,746		1,369
Notes payable		37,274		23,194
Total liabilities	$	56,070	$	30,843
Owners' equity:				
Green Brick	$	93,051	$	58,312
Others		52,093		44,214
Total owners' equity	$	145,144	$	102,526
Total liabilities and owners' equity	$	201,214	$	133,369

	Years Ended December 31,					
		2025		2024		2023
Revenues	$	31,549	$	49,124	$	270,322
Costs and expenses		26,729		38,875		236,038

Net earnings of unconsolidated entities	$	4,820	$	10,249	$	34,284
Company's share in net earnings of unconsolidated entities	$	1,002	$	5,083	$	16,742

A summary of the Company's share in net earnings by unconsolidated entity is as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
EJB River Holdings, LLC	$ 2,288	$ 2,421	$ 2,812
BHome Mortgage, LLC	120	1,733	3,009
GB Challenger, LLC	–	929	10,921
Rainwater Crossing Single-Family, LLC	(1,406)	–	–
Total net earnings from unconsolidated entities	$ 1,002	$ 5,083	$ 16,742

During the years ended December 31, 2025, 2024, and 2023, the Company did not identify indicators of impairment for its investments in unconsolidated entities.

6. PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment by major classification and related accumulated depreciation as of December 31, 2025 and 2024 (in thousands):

	December 31,	December 31,
Model home furnishings and capitalized sales office costs	$ 12,563	$ 10,566
Leasehold improvements	3,030	2,357
Office furniture and equipment	1,399	1,089
Vehicles and field trailers	1,620	1,531
Computers and equipment	574	477
Property and equipment, at cost	19,186	16,020
Less: accumulated depreciation	(12,870)	(9,469)
Total property and equipment, net	$ 6,316	$ 6,551

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 totaled $5.0 million, $4.8 million, and $3.5 million, respectively, and is included in selling, general and administrative expense in our consolidated statements of income.

7. ACCRUED EXPENSES

A summary of the Company's accrued expenses is as follows (in thousands):

	December 31, 2025	December 31, 2024
Federal income tax payable	47,200	3,749
Real estate development reserve to complete[1]	31,708	31,043
Accrued compensation	16,911	20,309
Warranty reserve	12,920	17,373
Accrued property tax payable	12,635	10,973
Self-insurance reserve	7,021	5,195
Other accrued expenses	24,242	21,426
Total accrued expenses	152,637	110,068

[1]   Our real estate development reserve to complete consists of budgeted costs to complete the development of our communities.

Warranties

Warranty activity, included in accrued expenses in our consolidated balance sheets, consists of the following (in thousands):

	December 31, 2025		December 31, 2024	
Warranty accrual, beginning of period	$	17,373	$	23,474
Warranties issued		7,149		12,618
Changes in liability for existing warranties		(7,207)		387
Change in accounting estimate [1]		–		(13,178)
Payments made		(4,395)		(5,928)
Warranty accrual, end of period	$	12,920	$	17,373

[1] During the year ended December 31, 2024, the Company reassessed its warranty accrual estimate based on historical data and recent trends. As a result, the Company recognized a decrease in its warranty accrual estimate, reducing the warranty liability by approximately $13.2 million ($10.7 million net of tax) in the year ended December 31, 2024, or $0.24 per share (basic and diluted). This adjustment was primarily due to improvements in construction quality, resulting in lower warranty spend than previously estimated, along with reducing our structural warranty period from 10 years to 6 to 8 years, depending on the market.

8. DEBT

As of December 31, 2025, the aggregated annual principal payments under the borrowings on lines of credit, senior unsecured notes, warehouse facilities, and note payable over the next five years are as follows (in thousands):

2026	$	106,199
2027		92,070
2028		55,000
2029		70,000
2030		–
Total	$	323,269

Lines of Credit

Borrowings on lines of credit outstanding, net of debt issuance costs, as of December 31, 2025 and 2024 consist of the following (in thousands):

	December 31, 2025		December 31, 2024	
Secured Revolving Credit Facility	$	–	$	–
Unsecured Revolving Credit Facility		–		25,000
Warehouse facilities		46,398		–
Debt issuance costs, net of amortization		(2,465)		(2,355)
Total borrowings on lines of credit, net	$	43,933	$	22,645

Secured Revolving Credit Facility

The Company is party to a revolving credit facility (the "Secured Revolving Credit Facility") with Inwood National Bank, which provides for an aggregate commitment amount of $35.0 million. Amounts outstanding under the Secured Revolving Credit Facility are secured by mortgages on real property and security interests in certain personal property (to the extent that such personal property is connected with the use and enjoyment of the real property) that is owned by certain of the Company's subsidiaries. On May 1, 2025, the Company entered into the Tenth Amendment to the Secured Revolving Credit Facility to extend its maturity date to May 1, 2028. Outstanding borrowings under the amended Secured Revolving Credit Facility bear interest payable monthly at a floating rate per annum equal to SOFR plus 2.25%, but in no event less than 3.15% per annum or more than the lesser of 18% and the highest maximum rate allowed by applicable law. The entire unpaid principal balance and any accrued but unpaid interest is due and payable on the maturity date.

As of December 31, 2025, we had no letters of credit outstanding to reduce the aggregate maximum commitment amount of $35.0 million.

Outstanding borrowings under the amended Secured Revolving Credit Facility bear interest payable monthly at a floating rate per annum equal to the rate announced by Bank of America, N.A., from time to time, as its "Prime Rate" (the "Index") with such adjustments to the interest rate being made on the effective date of any change in the Index, less 0.25%. Notwithstanding the foregoing, the interest may not, at any time, be less than 3.15% per annum or more than the lesser amount of 18% and the highest maximum rate allowed by applicable law.

The Secured Revolving Credit Facility is subject to a borrowing base limitation equal to the sum of 50% of the total value of land and 65% of the total value of lots owned by certain of the Company's subsidiaries, each as determined by an independent appraiser, with the value of land being restricted from being more than 65% of the borrowing base. The amended Secured Revolving Credit Facility is also subject to a non-usage fee equal to 0.25% of the average unfunded amount of the commitment amount over a trailing 12 month period.

De minimis fees and other debt issuance costs were incurred during each of the years ended December 31, 2025, 2024, and 2023 associated with the Secured Revolving Credit Facility amendments. These costs are deferred and reduce the carrying amount of debt in our consolidated balance sheets. The Company subjects these costs to analysis for capitalization to inventory over the term of the Secured Revolving Credit Facility using the straight-line method, which approximates the effective interest rate method for our senior unsecured notes and notes payable.

Under the terms of the amended Secured Revolving Credit Facility, the Company is required, among other things, to maintain minimum multiples of tangible net worth in excess of the outstanding Secured Revolving Credit Facility balance, minimum interest coverage and maximum leverage. The Company was in compliance with these financial covenants under the Secured Revolving Credit Facility as of December 31, 2025.

Unsecured Revolving Credit Facility

The Company is party to a credit agreement, providing for a senior, unsecured revolving credit facility (the "Unsecured Revolving Credit Facility"). On December 10, 2025, the Company entered into the Thirteenth Amendment to this credit agreement. The Credit Agreement was amended (i) to reduce the SOFR spread and base rate spread, (ii) to allow the Company to request a revolving credit advance using Daily SOFR (as defined in the Credit Agreement) and (iii) for other administrative changes. The total commitments remain at $330 million. The maturity of all commitments under the facility have been extended to December 14, 2028.

Outstanding borrowings under the Unsecured Revolving Credit Facility are subject to, among other things, a borrowing base. The borrowing base limitation is equal to the sum of: 100% of unrestricted cash in excess of $15.0 million; 85% of the book value of model homes, construction in progress homes, completed sold and speculative homes (subject to certain limitations on the age and number of speculative homes and model homes); 65% of the book value of finished lots and land under development; and 50% of the book value of entitled land (subject to certain limitations on the value of entitled land and land under development as a percentage of the borrowing base).

Fees and other debt issuance costs of $0.8 million, $0.8 million and $0.6 million were incurred during the years ended December 31, 2025, 2024 and 2023, respectively, associated with the amendments, term extensions and increases in lenders' commitments. These costs are deferred and reduce the carrying amount of debt in our consolidated balance sheets. The Company capitalizes these costs to inventory over the term of the Unsecured Revolving Credit Facility using the straight-line method, which approximates the effective interest rate method for our senior unsecured notes and notes payable.

Under the terms of the Unsecured Revolving Credit Facility, the Company is required to maintain compliance with various financial covenants, including a maximum leverage ratio, a minimum interest coverage ratio, and a minimum consolidated tangible net worth. The Company was in compliance with these financial covenants under the Unsecured Revolving Credit Facility as of December 31, 2025.

Warehouse Facilities

Green Brick Mortgage, a wholly owned subsidiary of the Company, is party to warehouse facilities to fund its origination of mortgage loans (the "Warehouse Facilities") as follows (in thousands):

| | | Outstanding Balance As of | |
Maturity Date	Maximum Aggregate Commitment	December 31, 2025	December 31, 2024
January 29, 2026[1]	$ 40,000	$ 16,828	$ –
December 15, 2027	40,000	29,570	–
	$ 80,000	$ 46,398	$ –

(1) On January 23, 2026, the warehouse facility with a maturity date of January 29, 2026 was extended to January 29, 2027.

The Warehouse Facilities provide for an aggregate uncommitted amount of $80.0 million. The Warehouse Facilities are (i) secured by the underlying mortgage loans and bear interest at a variable rate based on SOFR plus a margin ranging from 1.75% to 2% and (ii) guaranteed by Green Brick. The facilities are subject to annual renewal and contain customary covenants and conditions regarding minimum net worth, leverage, profitability and liquidity. The Company was in compliance with the financial covenants under the Warehouse Facilities as of December 31, 2025.

Under the Warehouse Facilities, banks purchase a participation interest in individual mortgage loans, with Green Brick Mortgage providing the remainder of the principal of the mortgage, typically up to 2% depending on the loan product. The mortgage loans, with the servicing rights, are then sold, typically within 14 to 60 days, to a third party investor and the bank is repaid its participation interest plus interest and the remainder is remitted to Green Brick Mortgage. If a third party investor has not purchased the mortgage loan within the anticipated timeframes then Green Brick Mortgage is required to repurchase the mortgage loan for the full amount of the participation interest plus interest.

De minimis fees or other debt issuance costs were incurred during the year ended December 31, 2025 associated with the Warehouse Facilities.

Senior Unsecured Notes

Senior unsecured notes, net of debt issuance costs, as of December 31, 2025 and December 31, 2022 consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
4.00% senior unsecured notes due in 2026 ("2026 Notes")	$ 50,000	$ 62,500
3.35% senior unsecured notes due in 2027 ("2027 Notes")	37,500	37,500
3.25% senior unsecured notes due in 2028 ("2028 Notes")	75,000	100,000
3.25% senior unsecured notes due in 2029 ("2029 Notes")	100,000	100,000
Debt issuance costs, net of amortization	(528)	(910)
Total senior unsecured notes, net	$ 261,972	$ 299,090

The Senior Unsecured Notes are guaranteed on an unsecured senior basis by the Company's significant subsidiaries and certain other subsidiaries. The Senior Unsecured Notes will rank equally in right of payment with all of the Company's existing and future senior unsecured and unsubordinated indebtedness. Optional prepayment of each of the Notes is allowed with a payment of a "make-whole" penalty which fluctuates depending on market interest rates. Interest is payable quarterly in arrears.

2026 Notes

On August 8, 2019, the Company entered into a Note Purchase Agreement with Prudential Private Capital to issue $75.0 million aggregate principal amount of senior unsecured notes due on August 8, 2026 at a fixed rate of 4.00% per annum in a Section 4(a)(2) private placement transaction. The Company received net proceeds of $73.3 million and incurred debt issuance costs of approximately $1.7 million that were deferred and reduced the amount of debt on our consolidated balance sheet. The Company used the net proceeds from the issuance of the 2026 Notes to repay borrowings under the Company's existing revolving credit facilities. The final principal payment of $50.0 million is due on August 8, 2026.

2027 Notes

On August 26, 2020, the Company entered into a Note Purchase Agreement with The Prudential Insurance Company of America and Prudential Universal Reinsurance Company to issue $37.5 million aggregate principal amount of senior unsecured notes due on August 26, 2027 at a fixed rate of 3.35% per annum in a Section 4(a)(2) private placement transaction. The Company received net proceeds of $37.4 million and incurred debt issuance costs of approximately $0.1 million that were deferred and reduced the amount of debt on our consolidated balance sheet. The Company used the net proceeds from the issuance of the 2027 Notes to repay borrowings under the Company's existing revolving credit facilities and for general corporate purposes.

2028 Notes

On February 25, 2021, the Company entered into a Note Purchase Agreement with several purchasers to issue $125.0 million aggregate principal amount of senior unsecured notes due on February 25, 2028 at a fixed rate of 3.25% per annum in a Section 4(a)(2) private placement transaction. The Company received net proceeds of $124.4 million and incurred debt issuance costs of approximately $0.6 million that were deferred and reduced the amount of debt on our consolidated balance sheet. The Company used the net proceeds from the issuance of the 2028 Notes to repay borrowings under the Company's existing revolving credit facilities and for general corporate purposes. The remaining principal on the 2028 Notes is due in increments of $25.0 million annually on February 25 in each of 2026, 2027, and 2028.

2029 Notes

On December 28, 2021, the Company entered into a Note Purchase Agreement with several purchasers to issue $100.0 million aggregate principal amount of senior unsecured notes due on December 28, 2029 at a fixed rate of 3.25% per annum in a Section 4(a)(2) private placement transaction. The Company received net proceeds of $99.6 million and incurred debt issuance costs of approximately $0.4 million that were deferred and reduced the amount of debt on our consolidated balance sheet. The Company used the net proceeds from the issuance of the 2029 Notes to repay borrowings under the Company's existing revolving credit facilities and for general corporate purposes. Principal on the 2029 Notes of $30.0 million is due on December 28, 2028. The remaining principal amount of $70.0 million is due on December 28, 2029.

Under the terms of the Senior Unsecured Notes, the Company is required, among other things, to maintain compliance with various financial covenants, including maximum leverage ratios, a minimum interest coverage ratio, and a minimum consolidated tangible net worth. The Company was in compliance with these financial covenants under the Senior Unsecured Notes as of December 31, 2025.

9. STOCKHOLDERS' EQUITY

Common Stock

Pursuant to the Company's amended and restated certificate of incorporation ("Certificate of Incorporation"), the Company is authorized to issue up to 100,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2025, there were 43,205,947 shares of common stock issued outstanding.

Preferred Stock

Pursuant to the Company's Certificate of Incorporation, the Company is authorized to issue up to 5,000,000 shares of preferred stock, par value $0.01 per share. The Board of Directors (the "Board") has the authority, subject to any limitations imposed by law or New York Stock Exchange rules, without further action by the stockholders, to issue such preferred stock in one or more series and to fix the voting powers (if any), the preferences and relative, participating, optional or other special rights or privileges, if any, of such series and the qualifications, limitations or restrictions thereof. These rights, preferences and privileges may include, but are not limited to, dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of that series.

As of December 31, 2025, there were 2,000 shares of 5.75% Series A Cumulative Perpetual Preferred Stock outstanding. The Company pays cumulative cash dividends on the Series A Preferred Stock, when and as declared by the Board Of Directors, at the rate of 5.75% of the $25,000 liquidation preference per share. Dividends are payable quarterly in arrears.

The Company has the option to redeem the shares, in whole or in part, at a redemption price equal to $25,000 per share on or after December 23, 2026, which is the fifth anniversary of the date of issuance of the Series A Preferred Stock, or upon change of control. Unless the Company decides to exercise the redemption option, upon the occurrence of a change of control, preferred stockholders will have the right to convert some or all of the Series A Preferred Stock into a number of shares of the Company's common stock equal to the lesser of (i) the quotient obtained by dividing (A) the sum of (x) the liquidation preference to be converted, plus (y) the amount per such share equal to any accrued and unpaid dividends, by (B) the common stock price, and (ii) 1.7059.

The following table presents a summary of the perpetual preferred stock outstanding at December 31, 2025 and 2024 (dollars in thousands):

Series	Description	Initial date of issuance	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Carrying Value	Per Annum Dividend Rate	Redemption Period
Series A[1]	5.75% Cumulative Perpetual	December 2021	2,000	$ 25	$ 50,000	5.75 %	n/a

_____

(1) Ownership is held in the form of Depositary Shares, each representing a 1/1,000th interest in a share of preferred stock, paying a quarterly cash dividend, if and when declared.

Dividends

Dividends paid on our Series A preferred stock were $2.9 million and $2.9 million during the years ended December 31, 2025 and 2024, respectively. As the Series A Preferred Stock was issued in December 2021, no dividend payments were made during the year ended December 31, 2023.

On February 18, 2026, the Board declared a quarterly cash dividend of $0.359 per depositary share on the Series A Preferred Stock. The dividend is payable on March 13, 2026 to stockholders of record as of March 2, 2026.

Share Repurchase Programs

2023 Share Repurchase Program

On April 27, 2023, the Board approved a stock repurchase program (the "2023 Repurchase Plan") that authorized the Company to purchase, from time to time, up to an additional $100.0 million of our outstanding common stock, upon completion of our 2022 Repurchase Plan, through open market repurchases in compliance with Rule 10b-18 under the Exchange Act and/or in privately negotiated transactions at management's discretion based on market and business conditions, applicable legal requirements and other factors. Shares repurchased will be retired. The 2023 Repurchase Plan has no time deadline and will continue until otherwise modified or terminated by the Board at any time in its sole discretion.

During the year ended December 31, 2024, the Company repurchased 795,178 shares for approximately $44.1 million, excluding excise tax. The repurchased shares were subsequently retired.

2025 Share Repurchase Plan

On February 17, 2025, the Company's Board approved and authorized a new $100.0 million stock repurchase program (the "2025 Repurchase Plan"), replacing the prior plan authorized on April 27, 2023, which had a remaining authorization of $55.9 million. This new plan authorizes the Company to purchase, from time to time, up to $100.0 million of our outstanding Common Stock through open market repurchases in compliance with Rule 10b-18 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and/or in privately negotiated transactions at management's discretion based on market and business conditions, applicable legal requirements and other factors. Shares repurchased will be retired. The 2025 Repurchase Plan has no time deadline and will continue until otherwise modified or terminated by the Board.

During the year ended December 31, 2025, the Company repurchased 1,386,828 shares for approximately $82.9 million, excluding excise tax. The repurchased shares were subsequently retired. The remaining dollar value of shares that may be purchased under the 2025 Repurchase Plan was approximately $17.1 million as of December 31, 2025.

2026 Share Repurchase Plan

On December 11, 2025, the Company's Board authorized a new share repurchase program of up to $150.0 million (the "2026 Repurchase Plan"), which shall commence upon the date in which the Company has exhausted the repurchases available under the 2025 Repurchase Plan. The new plan has no time deadline and will continue until otherwise modified or terminated by the Company's Board any time in its sole discretion. Repurchases will be made from time to time in the open market, through block trades or in privately negotiated transactions based on market and business conditions, applicable legal requirements and other factors. All shares repurchased will be retired.

10. SHARE-BASED COMPENSATION

The 2014 Omnibus Equity Incentive Plan and the 2024 Omnibus Incentive Plan, are administered by the Board and allow for the grant of stock awards ("SAs"), restricted stock awards ("RSAs"), performance restricted stock units ("PRSUs"), restricted stock units ("RSUs"), stock options and other stock based awards.

On June 11, 2024, the Green Brick Partners, Inc. 2024 Omnibus Incentive Plan (the "2024 Equity Plan") was approved by the stockholders of the Company. As of June 11, 2024, no further awards may be made under the 2014 Omnibus Equity Incentive Plan.

2024 Omnibus Equity Incentive Plan

The purpose of the 2024 Equity Plan is to attract and retain key personnel and to provide a means whereby current and prospective directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of the Company's common stock, thereby strengthening their commitment to the welfare of the Company and aligning their interests with those of the Company's stockholders. The 2024 Equity Plan will terminate automatically on the tenth anniversary of the date it became effective. No awards will be granted under the 2024 Equity Plan after that date, but awards granted prior to that date may extend beyond that date.

Under the 2024 Equity Plan, awards of stock options, including both incentive stock options and nonqualified stock options, stock appreciation rights, SAs, RSAs, PRSUs, other share-based awards and performance compensation awards, may be granted. The maximum number of shares of the Company's common stock that are authorized and reserved for issuance under the 2024 Equity Plan is 2,750,000 shares plus any shares of Common Stock remaining available for future awards under the 2014 Omnibus Equity Incentive Plan on the date the 2024 Plan was approved by the Company's shareholders, subject to adjustment for certain corporate events or changes in the Company's capital structure.

In general, the Company's employees or those reasonably expected to become the Company's employees, consultants and directors, are eligible for awards under the 2024 Equity Plan, provided that incentive stock options may be granted only to employees. The Company has six non-employee directors and approximately 620 employees (including employees of our builders) who are eligible to receive awards under the 2024 Equity Plan. Written agreements between the Company and each participant evidence the terms of each award granted under the 2024 Equity Plan.

If any award under the 2024 Equity Plan expires or otherwise terminates, in whole or in part, without having been exercised in full, the common stock withheld from issuance under that award will become available for future issuance under the plan. If shares issued under the 2024 Equity Plan are reacquired by the Company pursuant to the terms of any forfeiture provision, those shares will become available for future awards under the plan. Awards that can only be settled in cash will not be treated as shares of common stock granted for purposes of the 2024 Equity Plan. As of December 31, 2025, 3,309,744 shares remain available for future grant of awards under the 2024 Equity Plan.

Share-Based Award Activity

During the years ended December 31, 2025, 2024 and 2023 the Company granted SAs, RSUs, and PRSUs to executive officers ("EOs"), RSAs to employees and non-employee members of the Board, and PRSUs to employees.

Stock Awards

The SAs granted to EOs were 100% vested and non-forfeitable on the grant date. During the years ended December 31, 2025, 2024 and 2023, the Company withheld 52,600; 46,386, and 59,857 shares, respectively, of common stock from EOs, at a total cost of $3.1 million, $2.2 million, and $2.0 million, for the respective periods, to satisfy statutory minimum tax requirements upon grant of the awards. No stock options were exercised during the years ended December 31, 2025. During the year ended December 31, 2024, the Company withheld 238,961 shares of common stock at a total cost of $12.9 million to cover the option exercise price and the minimum statutory tax withholding obligation for stock options exercised. No stock options were exercised during the year ended December 31, 2023.

Restricted Stock Awards

The RSAs granted to the Board will become fully vested on the earlier of (i) the first anniversary of the date of grant of the shares of restricted common stock or (ii) the date of the Company's 2026 Annual Meeting of Stockholders. Some members of the Board elected to defer up to 100% of their annual retainer fee in the form of common stock.

Employee Restricted Stock Awards and Performance Restricted Stock Units

Our employee RSAs and RSUs consist of shares of common stock that are subject to continued employment with the Company through the applicable vesting dates. The RSAs and PRSUs generally have a two-year and three-year cliff vesting period, respectively.

Long Term Incentive Plan Awards

During the year ended December 31, 2025, the Company granted RSUs and PRSUs to executive officers under its Long Term Incentive Plan ("LTIP"). The RSUs vest equally on the first, second and third anniversary of the grant date. The PSUs are earned based on the Company's performance on certain metrics for their respective performance periods and have different vesting terms.

The fair value of all share awards were recorded as share-based compensation expense on the grant date and over the vesting period, respectively. LTIP awards also included PSUs that are tied to the Company's Total Shareholder Return, the fair value of these awards was calculated using a Monte Carlo simulation model.

A summary of share-based awards activity during the years ended December 31, 2025, 2024 and 2023 is as follows:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value per Share	
Unvested, December 31, 2022	38	$	23.94
Granted	185	$	33.21
Vested	(129)	$	31.18
Forfeited	2	$	32.88
Unvested, December 31, 2023	92	$	33.56
Granted	187	$	53.05
Vested	(152)	$	46.52
Forfeited	(2)	$	42.65
Unvested, December 31, 2024	125	$	46.84
Granted	287	$	62.41
Vested	(169)	$	54.87
Forfeited	(18)	$	51.92
Unvested, December 31, 2025	225	$	60.31

Share-Based Compensation Expense

Share-based compensation expense was $12.3 million, $8.4 million and $6.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. There have been no modifications to valuation methodologies or methods during the years ended December 31, 2025, 2024, or 2023.

As of December 31, 2025, the estimated total remaining unamortized share-based compensation expense related to unvested RSAs and PRUSs, net of forfeitures, was $8.6 million which is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of RSAs vested during the years ended December 31, 2025, 2024 and 2023 was $9.3 million, $7.1 million and $4.0 million, respectively.

11. REVENUE RECOGNITION

Disaggregation of Revenue

The following reflects the disaggregation of revenue by primary geographic market, type of customer, product type, and timing of revenue recognition (in thousands):

	Years Ended December 31,					
	2025		2024		2023	
	As restated		As restated		As restated	
	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue	Residential units revenue	Land and lots revenue
Primary Geographical Market						
Central	$ 1,524,961	$ 6,994	$ 1,454,752	$ 28,807	$ 1,244,810	$ 7,980
Southeast	508,039	–	577,916	–	496,045	475
Total revenues	$ 2,033,000	$ 6,994	$ 2,032,668	$ 28,807	$ 1,740,855	$ 8,455
Type of Customer						
Homebuyers	$ 2,033,000	$ –	$ 2,032,668	$ –	$ 1,740,855	$ –
Homebuilders and Multi-family Developers	–	6,994	–	28,807	–	8,455
Total revenues	$ 2,033,000	$ 6,994	$ 2,032,668	$ 28,807	$ 1,740,855	$ 8,455
Product Type						
Residential units	$ 2,033,000	$ –	$ 2,032,668	$ –	$ 1,740,855	$ –
Land and lots	–	6,994	–	28,807	–	8,455
Total revenues	$ 2,033,000	$ 6,994	$ 2,032,668	$ 28,807	$ 1,740,855	$ 8,455
Timing of Revenue Recognition[1]						
Transferred at a point in time	$ 2,032,781	$ 6,994	$ 2,032,288	$ 28,807	$ 1,739,388	$ 8,455
Transferred over time	219	–	380	–	1,467	–
Total revenues	$ 2,033,000	$ 6,994	$ 2,032,668	$ 28,807	$ 1,740,855	$ 8,455

(1) Revenue recognized over time represents revenue from mechanic's lien contracts.

Contract Balances

Opening and closing contract balances included in customer and builder deposits on the consolidated balance sheets are as follows (in thousands):

	December 31, 2025	December 31, 2024
Customer and builder deposits	$ 25,716	$ 37,068

The difference between the opening and closing balances of customer and builder deposits results from the timing difference between the customer's payment of a deposit and the Company's delivery of the home, impacted slightly by terminations of contracts.

The amount of deposits on residential units and land and lots held as of the beginning of the period and recognized as revenue during the years ended December 31, 2025 and 2024 are as follows (in thousands):

	2025	2024
Type of Customer		
Homebuyers	$ 34,509	$ 41,402
Homebuilders and Multi-Family Developers	1,634	900
Total deposits recognized as revenue	$ 36,143	$ 42,302

Transaction Price Allocated to Remaining Performance Obligations

The aggregate amount of transaction price allocated to the remaining performance obligations on our land sale and lot option contracts is $7.5 million. The Company will recognize the remaining revenue when the lots are taken down, or upon closing for the sale of a land parcel, which is expected to occur in 2026.

The timing of lot takedowns is contingent upon a number of factors, including customer needs and demand, the number of lots being purchased, receipt of acceptance of the plat by the municipality, weather-related delays, and agreed-upon lot takedown schedules.

Our contracts with homebuyers have a duration of less than one year. As such, the Company uses the practical expedient as allowed under ASC 606, *Revenue from Contracts with Customers*, and has not disclosed the transaction price allocated to remaining performance obligations as of the end of the reporting period.

12. SEGMENT INFORMATION

The Company has three reportable segments - Builder operations Central, Builder operations Southeast, and Land Development. Builder operations Central represents operations by our builders in Texas, whereas Builder operations Southeast represents operations by our builders in Georgia and Florida. The Land Development segment acquires land for the development of residential lots that are transferred to our controlled builders or sold to third party homebuilders. The operations of the Company's builders and land development were aggregated in three reportable segments based on similar economic characteristics, including geography, housing products, class of homebuyer, regulatory environments, and methods used to construct and sell homes.

Corporate operations are reported as a non-operating segment and include activities which support the Company's builder operations, land development, title and mortgage operations through the centralization of certain administrative functions, such as finance, treasury, information technology and human resources, as well as development of strategic initiatives. Unallocated corporate expenses are reported in the corporate, other and unallocated segment as these activities do not share a majority of aggregation criteria with either the builder operations or land development segments.

While the operations of Challenger met the criteria for an operating segment, they did not meet the quantitative thresholds of ASC 280, *Segment Reporting* ("ASC 280") to be separately reported and disclosed. As such, Challenger's results were included within the corporate, other and unallocated segment.

The operations of Green Brick Title, LLC ("Green Brick Title"), Green Brick Mortgage and Green Brick Insurance are not economically similar to either builder operations or land development and do not meet the quantitative thresholds of ASC 280 to be separately reported and disclosed. As such, these entities' results are included within the corporate, other and unallocated segment.

Operations of EJB River Holdings, GBTM Sendera, Magnolia Ridge, and Rainwater Crossing do not meet the criteria for an operating segment, and they do not meet the quantitative thresholds of ASC 280 to be separately reported and disclosed. As such, these results are included within the corporate, other and unallocated segment.

Operational results of each reportable segment are not necessarily indicative of the results that would have been achieved had the reportable segment been an independent, stand-alone entity during the periods presented.

Financial information relating to the Company's reportable segments is as follows (in thousands):

	Years Ended December 31,		
	2025 As Restated	2024 As Restated	2023 As Restated
Revenues: [1]			
Builder operations			
Central	$ 1,524,961	$ 1,454,862	$ 1,244,810
Southeast	508,039	577,916	496,520
Total builder operations	2,033,000	2,032,778	1,741,330
Land development	6,994	28,697	7,980
Total revenues	$ 2,039,994	$ 2,061,475	$ 1,749,310
Gross profit:			
Builder operations			
Central	$ 507,719	$ 524,379	$ 424,494
Southeast	175,885	215,002	166,291
Total builder operations	683,604	739,381	590,785
Land development	2,589	4,428	3,268
Corporate, other and unallocated [2]	(45,387)	(40,288)	(45,871)
Total gross profit	$ 640,806	$ 703,521	$ 548,182
Segment expenses:			
Commissions			
Builder operations			
Central	$ 77,287	$ 73,732	$ 65,689
Southeast	17,345	21,089	18,356
Total builder operations	94,632	94,821	84,045
Land development	–	–	–
Corporate, other and unallocated	1,776	–	–
Total commissions	$ 96,408	$ 94,821	$ 84,045
Salaries			
Builder operations			
Central	$ 45,285	$ 43,911	$ 39,330
Southeast	25,078	26,826	22,810
Total builder operations	70,363	70,737	62,140
Land development	–	–	194
Corporate, other and unallocated [3]	4,013	3,156	(2,013)
Total salaries	$ 74,376	$ 73,893	$ 60,321
Other selling, general and administrative expenses			
Builder operations			
Central	$ 39,581	$ 37,324	$ 30,828
Southeast	16,401	15,319	15,814
Total builder operations	55,982	52,643	46,642

		Years Ended December 31,				
		2025		**2024**		**2023**
Land development		1,161		282		210
Corporate, other and unallocated		3,436		4,927		1,759
Total other expenses	$	60,579	$	57,852	$	48,611
Total segment expenses						
Builder operations						
Central	$	162,153	$	154,967	$	135,847
Southeast		58,824		63,234		56,980
Total builder operations		220,977		218,201		192,827
Land development		1,161		282		404
Corporate, other and unallocated		9,225		8,083		(254)
Total segment expenses	$	231,363	$	226,566	$	192,977
Interest expense: [4]						
Builder operations						
Central	$	(648)	$	(25)	$	(119)
Southeast		21,252		39,060		34,216
Total builder operations		20,604		39,035		34,097
Corporate, other and unallocated		(20,604)		(39,035)		(34,097)
Total interest expense, net	$	–	$	–	$	–
Income before income taxes:						
Builder operations						
Central	$	347,859	$	372,599	$	291,307
Southeast		120,695		154,760		112,582
Total builder operations		468,554		527,359		403,889
Land development		3,391		5,882		5,129
Corporate, other and unallocated [5]		(33,767)		(21,361)		(17,705)
Income before income taxes	$	438,178	$	511,880	$	391,313

		December 31, 2025		December 31, 2024
Inventory:				
Builder operations				
Central	$	688,219	$	743,490
Southeast		293,635		318,592
Total builder operations		981,854		1,062,082
Land development		1,063,066		826,687
Corporate, other and unallocated [6]		54,291		48,963
Total inventory	$	2,099,211	$	1,937,732
Goodwill:				
Builder operations - Southeast	$	680	$	680

(1) The sum of Builder operations Central and Southeast segments' revenues does not equal residential units revenue included in the consolidated statements of income in periods when our builders have revenues from land or lot closings. For the year ended December 31, 2025, builders did not recognize revenues from land or lot closings. For the years ended December 31, 2024 and 2023, revenues from land or lot closings were $0.1 million and $0.5 million, respectively.

(2) Corporate, other and unallocated gross loss is comprised of capitalized overhead and capitalized interest adjustments that are not allocated to builder operations and land development segments.

(3) Corporate, other and unallocated salaries include corporate, Green Brick Mortgage, Green Brick Title, and field salaries that are capitalized and not allocated to operating segments.

(4) Interest expense of Builder operations Southeast segments represents an interest expense charged by the Corporate, other and unallocated segment in relation to financing purchases of land and construction of the Company's Atlanta builder. Intercompany interest revenue of the Corporate, other and unallocated segment is eliminated in consolidation.

(5) Corporate, other and unallocated loss before income taxes includes results from Green Brick Title, Ventana Insurance, Green Brick Mortgage, Green Brick Insurance, and investments in unconsolidated subsidiaries.

(6) Corporate, other and unallocated inventory consists of capitalized overhead and interest related to homes under construction and land under development.

13. INCOME TAXES

Income Tax Expense

The components of current and deferred income tax expense are as follows (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Current income tax expense:			
Federal	$ 82,763	$ 85,062	$ 73,299
State	7,583	8,342	10,197
Total current income tax expense	90,346	93,404	83,496
Deferred income tax expense (benefit):			
Federal	3,997	1,192	993
State	324	129	149
Total deferred income tax expense (benefit)	4,321	1,321	1,142
Total income tax expense	$ 94,667	$ 94,725	$ 84,638

Effective Income Tax Rate Reconciliation

The table below provides the updated requirements of ASU 2023-09 for 2024. See Note 1. Summary of Significant Accounting Policies–Recent accounting pronouncements for additional details on the adoption of ASU 2023-09.

The effective income tax rate for the year ended December 31, 2025 differs from the statutory federal income tax rate as follows (amounts in thousands, except percentages):

	Year Ended December 31, 2025	
United States statutory tax rate	$ 92,008	21.0%
State and local income taxes, net of federal income tax effect [1]	5,939	–
Foreign tax effects	–	–
Effect of cross-border tax laws	–	–
Changes in valuation allowances	–	–
Tax credits		
Other	(1,510)	(0.6)
Nontaxable or nondeductible items		
Less: Non-controlled earnings	(6,360)	(1.45)
Other	2,456	0.6
Changes in unrecognized tax benefits	137	–
Other adjustments		
Other	1,997	0.5
Effective tax rate	$ 94,667	21.6%

[1] State taxes in Texas comprised the majority (greater than 50%) of the tax effect in this category.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory federal income tax rate as follows (in thousands):

	Years Ended December 31,	
	2024	2023
Tax on pre-tax book income (before reduction of noncontrolling interests)	$ 107,494	$ 82,176
Tax effect of non-controlled earnings	(7,470)	(4,630)
State income tax expense, net of federal benefit	8,286	8,220
Tax credits	(10,920)	(3,033)
Other	(2,665)	1,905
Total income tax expense	$ 94,725	$ 84,638
Effective income tax rate	18.5%	21.6%

The change in the effective tax rate for year ended December 31, 2025 relates primarily to a decreased rate benefit in the Energy Efficient Homes Tax credit as compared to pre-tax book income.

On July 4, 2025, President Donald Trump signed the One Big Beautiful Bill Act ("OBBBA") into law, which is considered the enactment date under U.S. GAAP. Key corporate tax provisions include the restoration of 100% bonus depreciation, immediate expensing for domestic research and experimental expenditures, changes to Section 163(j) interest limitations, amendments to energy credits, and expanded 162(m) aggregation requirements. In accordance with ASC 740, the effects of the new tax law were recognized in the period of enactment.

Deferred Income Taxes

The primary differences between the financial statement and tax bases of assets and liabilities are as follows (in thousands):

	December 31, 2025		December 31, 2024	
Deferred tax assets:				
Basis in partnerships	$	1,462	$	2,700
Accrued expenses		3,574		6,989
Inventory		2,273		2,620
Change in fair value of contingent consideration		743		872
Lease liabilities - operating leases		1,719		1,676
Stock-based compensation		1,575		603
Other		2,015		381
Deferred tax assets, gross		13,361		15,841
Valuation allowance		–		–
Deferred tax assets, net	$	13,361	$	15,841
Deferred tax liabilities:				
Right-of-use assets - operating leases	$	(1,496)	$	(1,479)
Prepaid insurance		(334)		(106)
Other		(288)		(272)
Deferred tax liabilities	$	(2,118)	$	(1,857)
Total deferred income tax assets, net	$	11,243	$	13,984

Cash Paid For Income Taxes

In accordance with ASU 2023-09, the following is a supplemental schedule of cash paid for income taxes (in thousands):

	Year Ended December 31, 2025	
Cash paid during the period for income taxes, net of refunds:		
U.S. Federal [1]	$	41,982
U.S. State and Local:		
Georgia		2,365
Texas		4,521
Other		1,243
U.S. State and Local subtotal		8,129
Total cash paid for income taxes, net of refunds	$	50,111

[1]   Includes amounts paid for transferable tax credits of $16.8 million during the year ended December 31, 2025.

Uncertain Tax Positions

The Company establishes accruals for uncertain tax positions that reflect management's best estimate of deductions and credits that may not be sustained on a more-likely-than-not basis. In accordance with ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions have a more-likely-than-not chance of being sustained by the Company. Recognized income tax positions are measured at the largest amount that is considered greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. A reconciliation of the uncertain tax position is as follows (in thousands):

	Year Ended December 31, 2025
Uncertain tax positions at beginning of year	$ –
Increase for new tax positions taken	1,579
Uncertain tax positions at end of year	$ 1,579

The Company incurred $0.1 million in interest and penalties related to uncertain tax positions for the year ended December 31, 2025. No interest and penalties related to uncertain tax positions were incurred for the years ended December 31, 2024, and 2023.

Statutes of Limitations

The U.S. federal statute of limitations remains open for our 2022 and subsequent tax years.

The Company and its subsidiaries file returns in Texas, Georgia, and Florida. The company and its subsidiaries previously also filed returns in Colorado.

The Texas statute of limitations remains open for the 2021 and subsequent tax years. Any adjustments relating to returns filed by the subsidiary partnerships would be borne by the subsidiary partnership entities.

The Georgia, Florida, and Colorado statute of limitations remains open for 2022 and subsequent tax years. Any adjustments relating to returns filed by the subsidiary partnerships would be borne by the partner.

The Company is not presently under examination by the Internal Revenue Service or state tax authority.

14. EMPLOYEE BENEFITS

We have a qualifying 401(k) defined contribution plan that covers all employees of the Company. Each year, we may make discretionary matching contributions equal to a percentage of the employees' contributions. The Company contributed $2.3 million, $2.3 million and $1.8 million of matching contributions to the 401(k) plan during the years ended December 31, 2025, 2024 and 2023.

15. EARNINGS PER COMMON SHARE

The computation of basic and diluted net income attributable to Green Brick Partners, Inc. per common share is as follows (in thousands, except per share amounts):

	Years Ended December 31,		
	2025	2024	2023
Net income attributable to Green Brick Partners, Inc.	$ 313,225	$ 381,583	$ 284,626
Cumulative preferred stock dividends	(2,875)	(2,875)	(2,875)
Net income applicable to common stockholders	$ 310,350	$ 378,708	$ 281,751
Weighted-average number of common shares outstanding - basic	43,791	44,508	45,446
Basic net income attributable to Green Brick Partners, Inc. per common share	$ 7.09	$ 8.51	$ 6.20
Weighted-average number of common shares outstanding - basic	43,791	44,508	45,446
Dilutive effect of stock options and restricted stock awards	133	331	471
Weighted-average number of common shares outstanding - diluted	43,924	44,839	45,917
Diluted net income attributable to Green Brick Partners, Inc. per common share	$ 7.07	$ 8.45	$ 6.14

The following shares that could potentially dilute earnings per share in the future are not included in the determination of diluted net income attributable to Green Brick Partners, Inc. per common share (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Antidilutive options to purchase common stock and restricted stock awards	(1)	(6)	–

16. FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

The Company's financial instruments, none of which are held for trading purposes, include cash, restricted cash, receivables, loans held for sale, earnest money deposits, other assets, accounts payable, accrued expenses, customer and builder deposits, borrowings on lines of credit, senior unsecured notes, and notes payable.

Per the fair value hierarchy, level 1 financial instruments include: cash, restricted cash, receivables, earnest money deposits, other assets, accounts payable, accrued expenses, and customer and builder deposits due to their short-term nature. The Company estimates that, due to the short-term nature of the underlying financial instruments or the proximity of the underlying transaction to the applicable reporting date, the fair value of level 1 financial instruments does not differ materially from the aggregate carrying values recorded in the consolidated financial statements as of December 31, 2025 and 2024.

Level 2 financial instruments include borrowings on lines of credit, senior unsecured notes, and notes payable. Due to the short-term nature and floating interest rate terms, the carrying amounts of borrowings on lines of credit and notes payable are deemed to approximate fair value. The estimated fair value of the senior unsecured notes as of December 31, 2025 and 2024, was $257.3 million and $287.2 million, respectively.

There were no transfers between the levels of the fair value hierarchy for any of our financial instruments as of December 31, 2025 when compared to December 31, 2024.

17. RELATED PARTY TRANSACTIONS

During 2025, 2024 and 2023, the Company had the following related party transactions through the normal course of business.

Corporate Officers

Trevor Brickman, the son of Green Brick's Chief Executive Officer, is the President of Centre Living. Green Brick's ownership interest in Centre Living is 90% and Trevor Brickman's ownership interest is 10%. Green Brick has 90% voting control over the operations of Centre Living. As such, 100% of Centre Living's operations are included within our consolidated financial statements. Trevor Brickman made no cash contributions to Centre Living during the years ended December 31, 2025, 2024 and 2023.

GRBK GHO

GRBK GHO leases office space from entities affiliated with the president of GRBK GHO. During the years ended December 31, 2025, 2024, and 2023, GRBK GHO incurred lease costs of $0.1 million, $0.1 million, and $0.2 million in each period, under such lease agreements. As of December 31, 2025, there were no amounts due to the affiliated entities related to such lease agreements.

GRBK GHO receives title closing services on the purchase of land and third-party lots from an entity affiliated with the president of GRBK GHO. During the years ended December 31, 2025, 2024, and 2023, GRBK GHO incurred de minimis fees related to such title closing services. As of December 31, 2025, no amounts were due to the title company affiliate.

18. COMMITMENTS AND CONTINGENCIES

Letters of Credit and Performance Bonds

During the ordinary course of business, certain regulatory agencies and municipalities require the Company to post letters of credit or performance bonds related to development projects. As of December 31, 2025 and 2024, letters of credit and performance bonds outstanding were $0.2 million and $20.0 million respectively. The Company does not believe that it is likely that any material claims will be made under a letter of credit or performance bond in the foreseeable future.

Operating Leases

We have leases associated with office and design center space in Georgia, Texas, and Florida that, at the commencement date, each have a lease term of more than 12 months and are classified as operating leases. The exercise of any extension options available in such operating lease contracts is not reasonably certain.

The operating lease cost of $1.9 million, $1.6 million, and $1.8 million for these leases for the years ended December 31, 2025, 2024, and 2023, respectively, is included in selling, general and administrative expense in the consolidated statements of income. For the years ended December 31, 2025 and 2024, cash paid for amounts included in the measurement of operating lease liabilities was $1.9 million and $1.0 million, respectively.

As of December 31, 2025, the weighted-average remaining lease term and the weighted-average discount rate used in calculating our lease liabilities were 4.9 years and 7.5%, respectively.

The future annual undiscounted cash flows in relation to the operating leases and a reconciliation of such undiscounted cash flows to the operating lease liabilities recognized in the consolidated balance sheet as of December 31, 2025 are presented below (in thousands):

2026	$	2,136
2027		2,095
2028		2,003
2029		1,665
2030		1,688
Thereafter		837
Total future lease payments		10,424
Less: Interest		1,787
Present value of lease liabilities	$	8,637

The Company elected the short-term lease recognition exemption for all leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. For such leases, the Company does not recognize right-of-use assets or lease liabilities and instead recognizes lease payments in the consolidated income statements on a straight-line basis. Short-term lease costs of $0.9 million, $0.8 million, and $0.9 million for each of the years ended December 31, 2025, 2024, and 2023, related to such lease contracts are included in selling, general and administrative expense in the consolidated statements of income.

Legal Matters

Lawsuits, claims and proceedings may be instituted or asserted against us in the normal course of business. The Company is also subject to local, state and federal laws and regulations related to land development activities, house construction standards, sales practices, title company regulations, employment practices and environmental protection. As a result, the Company may be subject to periodic examinations or inquiry by agencies administering these laws and regulations.

The Company records an accrual for legal claims and regulatory matters when they are probable of occurring and a potential loss is reasonably estimable. The Company accrues for these matters based on facts and circumstances specific to each matter and revises these estimates when necessary.

In view of the inherent difficulty of predicting outcomes of legal claims and related contingencies, the Company generally cannot predict their ultimate resolution, related timing or eventual loss. If evaluations indicate loss contingencies that could be material are not probable, but are reasonably possible, the Company will disclose their nature with an estimate of the possible range of losses or a statement that such loss is not reasonably estimable. We believe that the disposition of legal claims and related contingencies will not have a material adverse effect on our results of operations and cash flows or on our financial condition.

INFORMATION Regarding Directors and Executive Officers

Directors

David Einhorn, Chairman
President
Greenlight Capital, Inc.

James R. Brickman
Chief Executive Officer
Green Brick Partners, Inc.

Elizabeth K. Blake
Retired General Counsel

Harry Brandler
Retired Chief Financial Officer

Lila Manassa Murphy
Chief Financial Officer
Dundee Corporation

Kathleen Olsen
Retired Chief Financial Officer
Eminence Capital, LLC

Richard S. Press
Retired Senior Vice President
Wellington Management

Executive Officers

James R. Brickman
Chief Executive Officer
Green Brick Partners, Inc.

Jed Dolson
President and Chief Operating Officer

Jeffery D. Cox
Chief Financial Officer

Neal Suit
Executive Vice President, General Counsel, and Chief Risk and Compliance Officer

Bobby L. Samuel III
Executive Vice President of Land

Additional information regarding our directors and executive officers is contained in the proxy statement which accompanies this Annual Report.



Normandy Homes | Painted Tree | McKinney, TX
Back Cover: Southgate Homes | Prosper Ridge | Aubrey, TX

GREEN BRICK PARTNERS
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THE PROVIDENCE GROUP
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CENTRE LIVING HOMES
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GHO HOMES
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GREEN BRICK MORTGAGE
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